As filed with the Securities and Exchange Commission on April [●], 2015

Registration No. 333-199625

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4
TO

FORM S-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Enviva Partners, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2400	46-4097730
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7200 Wisconsin Ave, Suite 1000
Bethesda, MD 20814
(301) 657-5560
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

William H. Schmidt, Jr.
7200 Wisconsin Ave, Suite 1000
Bethesda, MD 20814
(301) 657-5560
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

E. Ramey Layne
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Tel: (713) 758-2222
Fax: (713) 758-2346

Sean T. Wheeler
Debbie P. Yee
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests . . .	**11,500,000**	**$21.00**	**$241,500,000**	**$28,062.30**

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional common units that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $11,620 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated April [ ], 2015

PROSPECTUS



Enviva Partners, LP

10,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 10,000,000 common units. No public market currently exists for our common units.

We have been approved to list our common units on the New York Stock Exchange under the symbol "EVA."

We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 25.

These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.
- On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for each quarter in the year ended December 31, 2014.
- We derive substantially all of our revenues from customers in Northern Europe. If we fail to diversify our customer base in the future, our results of operations, business and financial position and ability to make cash distributions could be materially adversely affected.
- Changes in government policies, incentives and taxes implemented to support increased generation of low-carbon and renewable energy may affect customer demand for our products.
- The international nature of our business subjects us to a number of risks, including unfavorable political, regulatory and tax conditions in foreign countries.
- The growth of our business depends in part upon locating and acquiring interests in additional production plants and deep-water marine terminals at favorable prices.
- Enviva Holdings, LP owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Enviva Holdings, LP, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.
- Unitholders will experience immediate and substantial dilution of $0.75 per common unit.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

In addition, we qualify as an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read "Risk Factors" and "Summary—Emerging Growth Company Status."

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds to Enviva Partners, LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable by us to Barclays Capital Inc. and Goldman, Sachs & Co. Please read "Underwriting" for additional information regarding underwriting compensation.

The underwriters may purchase up to an additional 1,500,000 common units from us at the public offering price, less the underwriting discount and structuring fee, within 30 days from the date of this prospectus if the underwriters sell more than 10,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about , 2015 through the book-entry facilities of The Depository Trust Company.

Barclays **Goldman, Sachs & Co.** **RBC Capital Markets** **Citigroup**

J.P. Morgan **Raymond James** **U.S. Capital Advisors**

Prospectus dated , 2015

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the utility-grade wood pellet industry, including trends in the market and our position and the position of our competitors within the industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management's knowledge and experience in the areas in which our business operates. The sources of the industry and market data used herein are the most recent data available to management and therefore management believes such data to be reliable. We commissioned Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, to assist in the preparation of the "Industry Overview" section of this prospectus, but we have not funded, nor are we otherwise affiliated with, any other third-party source cited herein. Any data sourced from Hawkins Wright is used with the express written consent of Hawkins Wright.

Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

CURRENCY INFORMATION

In this prospectus, references to "$", "US$" and "dollars" are to U.S. Dollars, the lawful currency of the United States. References to "£" are to the pound sterling, the lawful currency of the United Kingdom. References to "yen" are to the Japanese yen, the lawful currency of Japan.

CERTAIN REFERENCES IN THIS PROSPECTUS

References in this prospectus to "Enviva Partners, LP Predecessor," "our predecessor," "we," "our," "us" or like terms when used in a historical context refer to Enviva, LP and its subsidiaries, which entities Enviva Holdings, LP contributed to Enviva Partners, LP in April 2015 (other than Enviva Pellets Southampton, LLC). When used in the present tense or prospectively, "we," "our," "us" or like terms refer to Enviva Partners, LP and its subsidiaries. References in this prospectus to "Enviva Holdings" and "our sponsor" refer to Enviva Holdings, LP, together with its wholly owned subsidiaries Enviva MLP Holdco, LLC and Enviva Development Holdings, LLC. References in this prospectus to "our general partner" refer to Enviva Partners GP, LLC, a wholly owned subsidiary of Enviva Holdings, LP. References in this prospectus to "Enviva Management" refer to Enviva Management Company, LLC, an entity wholly-owned by Enviva Holdings, LP and its affiliates, and references to "our employees" refer to the employees of Enviva Management. Enviva Pellets Southampton, LLC is owned by Enviva Wilmington Holdings, LLC, a joint venture between our sponsor, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company. References in this prospectus to the "Hancock JV" refer to Enviva Wilmington Holdings, LLC. References to the "Riverstone Funds" refer to Riverstone/Carlyle Renewable and Alternative Energy Fund II, L.P. and certain affiliated entities, collectively, and references to "Riverstone" refer to Riverstone Holdings LLC. Please see page 13 for a simplified diagram of our ownership structure after giving effect to this offering and the related transactions. We include a glossary of some of the terms used in this prospectus as Appendix B.

Our sponsor acquired Green Circle Bio Energy, Inc. ("Green Circle") in January 2015 and contributed it to us in April 2015. Prior to the consummation of this offering, our sponsor converted Green Circle into a Delaware limited liability company and changed the name of the entity to "Enviva Pellets Cottondale, LLC." References in this prospectus to "Enviva Cottondale" refer to Enviva Pellets Cottondale, LLC. When used in the present tense or prospectively, "our production plants," "our plants" or like terms refer to the production plants owned by Enviva, LP and its subsidiaries, including Enviva Cottondale.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and the notes to those consolidated financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised. You should read "Risk Factors" for information about important risks that you should consider before buying our common units.

Enviva Partners, LP

Overview

We are the world's largest supplier by production capacity of utility-grade wood pellets to major power generators. Since our entry into this business in 2010, we have executed multiple long-term, take-or-pay off-take contracts with creditworthy customers and have built and acquired the production and terminaling capacity necessary to serve them. We are larger than any of our competitors and our existing production constitutes approximately 15% of current global utility-grade wood pellet supply. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of approximately 1.7 million metric tons per year ("MTPY"). Two of our production plants are new facilities that we constructed using our templated design and standardized equipment. A third plant, our largest in terms of production capacity, has been in operation since 2008. We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the "Chesapeake terminal") that reduces our storage and shiploading costs and enables us to reliably supply our customers. All of our facilities are located in geographic regions with low input costs and favorable transportation logistics. Owning these cost-advantaged, fully-contracted assets in a rapidly expanding industry provides us with a platform to generate stable and growing cash flows that should enable us to increase our per-unit cash distributions over time, which is our primary business objective.

Demand for utility-grade wood pellets is expected to grow at a compound annual growth rate ("CAGR") of approximately 21% from 2014 to 2020, according to Hawkins Wright. This growth is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan. These conversions are attractive due to a combination of factors: they enable power generators to profitably extend the permitted lives of plants that provide critical baseload power generation; they help countries meet regulations regarding greenhouse gas ("GHG") emissions and renewable energy usage; and they can be implemented quickly and cost-effectively relative to other sources of renewable energy.

We believe our strategy to operate fully-contracted, industrial-scale and cost-advantaged production plants and to control critical delivery infrastructure will enable us to maintain and grow our distributions to unitholders. We intend to make minimum quarterly distributions of $0.4125 per unit ($1.65 per unit on an annualized basis) and believe our long-term, take-or-pay off-take contracts will support our ability to make such distributions. In addition, we expect our growth strategy, which is focused on acquiring fully-contracted replicas of our long-lived production plants and deep-water marine terminals from our sponsor, will produce stable and growing cash flows and allow us to increase our per-unit distributions over time. Our sponsor, a portfolio company of the Riverstone Funds, will grant us a five-year right of first offer to acquire certain assets that it may elect to sell. The right of first offer will apply to (i) a fully-contracted and fully-operational production plant located in Southampton County, VA (the "Southampton plant"), (ii) a fully-contracted production plant located in Sampson County, NC (the "Sampson plant") and a deep-water marine terminal located in Wilmington, NC (the "Wilmington terminal"), both of which currently are under construction, and (iii) any similar assets that our sponsor may develop or acquire in the future. The Southampton plant, the Sampson plant and the Wilmington terminal are held through a joint venture between our sponsor and affiliates of John Hancock Life Insurance Company (the "Hancock JV"). Our sponsor has the right to compel the Hancock JV to sell its assets to us if certain investment returns are achieved.

Our Assets and Operations

We are a vertically integrated producer and distributor of utility-grade wood pellets. We procure wood fiber, a plentiful natural resource, from thousands of landowners and other suppliers, dry and process that fiber into wood pellets at our production plants and transport those products to deep-water marine terminals where they are stored and then distributed to our customers. We own five industrial-scale production plants located in geographic areas in which wood fiber resources are plentiful and readily available. These production plants have a combined wood pellet production capacity of approximately 1.7 million MTPY, representing approximately 18.8% of total European market demand in 2014. We acquired our first production plant in Amory, MS in late 2010 and, with modest incremental capital, quickly expanded its production by approximately 300%. Shortly thereafter, we acquired our second production plant in Wiggins, MS and we more than doubled its production during the ensuing year. Our experience in engineering, expanding and operating these assets helped prepare us to design, construct and commission our first new-build production plant on a former sawmill site in Ahoskie, NC. The Ahoskie plant's design and standardized set of processing equipment became the basis for our "build-and-copy" approach, which we successfully employed in 2012 and 2013 to construct our production plant in Northampton, NC and the Southampton plant. Our sponsor acquired the Cottondale plant in January 2015.

The following table provides an overview of the production plants that we will own upon the closing of this offering:

Plant Location	Operations Commenced	Annual Production (MTPY)
Amory, MS	August 2010(1)	110,000
Wiggins, MS	October 2010(1)	110,000
Ahoskie, NC	November 2011	370,000
Northampton, NC	April 2013	500,000
Cottondale, FL (2)	April 2008	650,000
Total		1,740,000

(1) Represents the date of acquisition of the plant.
(2) Our sponsor acquired the Cottondale plant in January 2015, and the plant was contributed to us in April 2015.

Production from our Ahoskie and Northampton plants and the Southampton plant is exported from our Chesapeake terminal, which includes two purpose-built concrete storage domes with specialized product quality and safety control technologies. We export the production of our Amory and Wiggins plants from a third-party deep-water marine terminal in Mobile, AL (the "Mobile terminal") under a long-term contract. At the Mobile terminal, flexible barge-based storage and shiploading provide a cost-effective solution for the smaller product volumes we produce in that region. Production from the Cottondale plant is exported from a third-party terminal in Panama City, FL (the "Panama City terminal") under a long-term contract.

We have U.S. dollar-denominated, take-or-pay off-take contracts with creditworthy counterparties, including large European power generators such as Drax Power Limited ("Drax"), GDF SUEZ Energy Management Trading ("GDF") and E.ON UK PLC ("E.ON"). Under our existing off-take contracts, we are required to deliver through 2016 pellet quantities approximately equal to all of the production capacity of our production plants plus the pellets we will purchase from the Hancock JV. From 2017 through 2021, our contracted quantities are more than half of the current production capacity of our production plants. Our off-take contracts provide for sales of 2.3 million metric tons ("MT") of wood pellets in 2015 and have a weighted average remaining term of 5.7 years from January 1, 2015. Each contract provides for a base price subject to an annual inflation-based adjustment or price escalator. The majority of our production is sold under contracts that include cost pass-through mechanisms to mitigate increases in raw material and distribution costs. As our current off-take contracts expire, we will seek to recontract our capacity with a combination of renewals with existing customers, the assumption of additional contracts from our sponsor and the entry into contracts with new customers. As described under "—Our Growth Strategy" below, we believe global demand for utility-grade wood pellets will increase substantially, and we and our sponsor are in active discussions with prospective customers for contracts for substantial incremental production volumes.

We are able to maintain a low and stable cost structure due to the location of our production plants, our control of key infrastructure in our supply chain, our industrial-scale operations, our operating expertise and the standardization of our assets. Our production plants are strategically located in the Southeastern U.S., which gives us access to plentiful, low-cost wood fiber. Our in-house procurement team has established supplier relationships that enable us to reliably procure low-cost raw materials. In addition, our ownership of the Chesapeake terminal enables us to significantly reduce our shipping and logistics costs, and our long-term, fixed-price shipping contracts further stabilize our cost position. Our industrial-scale operations give us economies of scale, and our operating expertise allows us to lower manufacturing costs. The use of common equipment across our production plants enables us to maintain regional spare parts inventories and to develop cost-efficient training programs. We believe that our low-cost structure results in a high operating margin relative to others in our industry.

Our Relationship with Our Sponsor

One of our principal strengths is our relationship with Enviva Holdings. The Riverstone Funds became the majority owners of our sponsor in March 2010. Our sponsor has grown the business being contributed to us into the world's largest supplier by production capacity of utility-grade wood pellets.

At the closing of this offering, our sponsor will own approximately 16.0% of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner. As a result, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities, including those pursuant to the right of first offer it will grant us in connection with the closing of this offering.

In November 2014, our sponsor entered into the Hancock JV with Hancock Natural Resource Group, Inc. ("HNRG") and certain other affiliates of John Hancock Life Insurance Company. The Hancock JV owns the Southampton plant and has commenced construction of the Sampson plant and the Wilmington terminal. We refer to the Sampson plant and the Wilmington terminal, together with two other 500,000 MTPY production plants under development, as the "Wilmington Projects." The Wilmington Projects are described below under "—Our Sponsor's Retained Assets and Development Projects—Wilmington Projects." Our sponsor is the managing member and operator of the Hancock JV and is responsible for managing the activities of the Hancock JV, including the development and construction of the Hancock JV's development projects.

Our Growth Strategy

According to Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, global demand for utility-grade wood pellets is projected to expand at a CAGR of approximately 21% from 11.5 million MTPY in 2014 to 36.1 million MTPY in 2020, primarily as a result of demand growth in Northern Europe, South Korea and Japan. Given the limited current supply available, consistency of our products, the reliability of our deliveries and our ability to verify and document, through customer and third-party audits, that our products meet our customers' regulatory sustainability obligations.

- • ***Our relationship with Enviva Holdings, a committed sponsor with well-capitalized owners.*** Our sponsor is an experienced acquirer and developer of industrial-scale wood pellet production plants and deep-water marine terminals and has acquired or developed all of the assets that constitute our business. Our sponsor is also the managing member and operator of the Hancock JV, a joint venture between our sponsor, HNRG and certain other affiliates of John Hancock Life Insurance Company. The Hancock JV owns a 510,000 MTPY production plant located in Southampton, VA, and our sponsor and the Hancock JV are currently developing the Wilmington Projects, consisting of three 500,000 MTPY wood pellet production plants and a deep-water marine terminal in the Wilmington, NC region. The Hancock JV has commenced construction of the Sampson plant and Wilmington terminal, which are expected to begin commercial operations in early 2016. Our sponsor will grant us a five-year right of first offer on the Southampton plant, the Wilmington Projects and similar assets that it or the Hancock JV may develop or acquire and elect to sell. As the owner of approximately 16.0% of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities.

- • ***Experienced management.*** As recognized leaders at the forefront of our industry, the members of our management team have extensive experience in the commercial development and operation of wood pellet production plants and logistics assets throughout the U.S., Latin America, the Caribbean and Europe. They have developed strong relationships with our Northern European and Asian customer base. Members of our management team average approximately 18 years of relevant experience from the forestry, traditional wood products, midstream energy, engineering and construction and general industrial manufacturing sectors, in addition to experience at Fortune 500 companies and publicly traded master limited partnerships. Our management team's ability to develop and maintain customer relationships, operate our business in a cost-effective manner and efficiently integrate acquisitions is crucial to the continued growth of our business.

Our Sponsor's Retained Assets and Development Projects

Upon the closing of this offering, we will enter into a Purchase Rights Agreement with our sponsor, pursuant to which our sponsor will grant us a five-year right of first offer to acquire the Southampton plant, the Wilmington Projects discussed below and any other wood pellet production plants and associated deep-water marine terminals that it or the Hancock JV may develop or acquire and elect to sell. We expect to pursue the acquisition of such assets to the extent that they are supported by long-term off-take contracts with creditworthy counterparties and have long useful lives, stable cost positions and advantaged locations. The Southampton plant and the plants comprising the Wilmington Projects will have an aggregate production capacity of 2.0 million MTPY, and our acquisition of these assets would more than double our production capacity.

Long-Term, Take-or-Pay Off-Take Contracts

The Hancock JV is party to two additional take-or-pay off-take contracts comprising nearly one million MTPY of long-duration sales volumes.

First, the Hancock JV is party to a ten-year take-or-pay off-take contract with Drax pursuant to which it will supply 385,000 MT for the first delivery year and 500,000 MTPY for years two through ten. This contract will commence on December 1, 2015.

Second, the Hancock JV is party to a ten-year take-or-pay off-take contract with DONG Energy Thermal Power A/S, a Danish power generator ("DONG Energy"). This contract commences September 1, 2016 and provides for sales of 360,000 MT for the first delivery year and 420,000 MTPY for years two through ten. DONG Energy's obligations under the contract are guaranteed by DONG Energy A/S.

In addition to these contracts, our sponsor's sales force is in active contract negotiations with creditworthy counterparties for additional long-term supply.

Southampton Plant

We completed construction of a 510,000 MTPY production plant in Southampton, VA in October 2013 using the same "build-and-copy" approach employed to construct our Northampton plant. In April 2015, the entity that owns the Southampton plant was conveyed to the Hancock JV. Production from the Southampton plant is exported from our Chesapeake terminal. Our sponsor expects that the Southampton plant should generate annual adjusted EBITDA of approximately $20.0 million and should incur approximately $0.9 million of annual maintenance capital expenditures. Our sponsor has indicated that it will assign the Hancock JV's Drax contract in connection with any sale of the Southampton plant.

Wilmington Projects

Our sponsor and the Hancock JV are actively developing a total of three new 500,000 MTPY production plants and a deep-water marine terminal in the Wilmington, NC region, which we refer to as the Wilmington Projects. The three production plants, which are strategically sited in attractive wood fiber baskets in close proximity to the Wilmington terminal, will be constructed using our "build and copy" approach, including substantially the same design and equipment as the Northampton and Southampton plants. The Hancock JV owns the plant sites for the two production plants and has entered into a long-term lease agreement for the site on which it is constructing the Wilmington terminal at the Port of Wilmington in Wilmington, NC. The Hancock JV has also entered into contracts for most of the major equipment for and has commenced construction of the Sampson plant and the Wilmington terminal.

Our sponsor expects the Sampson plant and the Wilmington terminal will begin commercial operations in early 2016 and should generate annual adjusted EBITDA of approximately $20.7 million and $8.6 million, respectively, and should incur annual maintenance capital expenditures of approximately $1.1 million and $0.5 million, respectively. Our sponsor has indicated that it will assign the Hancock JV's DONG Energy contract in connection with any sale of the Sampson plant.

Our sponsor's estimates of annual adjusted EBITDA and maintenance capital expenditures for each of the Southampton plant, the Sampson plant and the Wilmington terminal are based on numerous assumptions that are subject to significant risks and uncertainties. For more information, please read "Business—Our Sponsor's Retained Assets and Development Projects—Wilmington Projects."

Other Development Projects

In addition to the Wilmington Projects, our sponsor is pursuing the development of additional deep-water marine terminals and production plants. Our sponsor has entered into a Memorandum of Understanding with the Mississippi Development Authority regarding the development of new dry-bulk storage and deep-water terminaling capacity for wood pellets in the Port of Pascagoula, MS, which would service new, regionally proximate production plants, including one production plant in Lucedale, MS. HNRG has the right to invest in these projects on substantially the same terms that it invested in the Hancock JV. In addition, our sponsor has signed a letter of intent with Port St. Joe, FL regarding the development of additional pellet export capacity at that port facility.

Although we expect to have the opportunity to acquire assets, including the Southampton plant and Wilmington Projects, from our sponsor or the Hancock JV in the future, there can be no assurance that our sponsor

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The Transactions

We are a Delaware limited partnership formed in November 2013 by Enviva Holdings, our sponsor, to own and operate certain of the businesses that have historically been conducted by our sponsor.

Prior to the closing of this offering, the following transactions (the "Initial Transactions") occurred:

- Enviva, LP conveyed its interests in Enviva Pellets Southampton, LLC, which owns the 510,000 MTPY Southampton plant, to the Hancock JV;

- Enviva, LP distributed all cash and cash equivalents, including accounts receivable, to our sponsor;

- our sponsor contributed its interests in Enviva Pellets Cottondale, LLC to Enviva, LP;

- our sponsor contributed its interests in each of Enviva, LP and Enviva GP, LLC, the general partner of Enviva, LP, to us;

- we entered into a credit agreement for a new aggregate $199.5 million senior secured credit facilities, comprised of a $174.5 million term loan facility and a $25.0 million revolving credit facility and paid $4.5 million of fees and expenses as a result of entering into the new senior secured credit facilities; and

- we used $82.2 million from borrowings under the new term loan facility to repay all outstanding indebtedness under our prior senior secured credit facilities and related accrued interest expense.

In connection with or following the closing of this offering, the following transactions (together with the Initial Transactions, the "Transactions") will occur:

- we will issue to our sponsor 1,905,138 common units (assuming the underwriters do not exercise their option to purchase additional common units as described below) and 11,905,138 subordinated units;

- we will issue the incentive distribution rights to our sponsor;

- we will issue 10,000,000 common units to the public;

- we will receive gross proceeds of $200.0 million from the issuance and sale of 10,000,000 common units at an assumed initial offering price of $20.00 per unit (the mid-point of the price range set forth on the cover page of this prospectus);

- we will use $13.0 million of the proceeds from this offering to pay the underwriting discount and structuring fee and we will use $1.5 million to pay estimated offering expenses; and

- we will use $185.5 million of the proceeds from this offering (i) to pay, together with borrowings under the new term loan facility, a $144.5 million distribution to our sponsor, (ii) to repay $81.9 million of indebtedness related to the acquisition of our Cottondale plant and (iii) for general partnership purposes, including future acquisitions.

We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional common units. Any net proceeds received from the exercise of this option will be distributed to Enviva Holdings. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Enviva Holdings for no additional consideration at the expiration of the option period. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.



Public Common Units	10,000,000	42.0%(1)
Interests of Enviva Holdings:		
Common Units	1,905,138	8.0%(1)
Subordinated Units	11,905,138	50.0%
Non-Economic General Partner Interest		0.0%(2)
Incentive Distribution Rights		— (3)
	23,810,276	100.0%

(1) Assumes the underwriters do not exercise their option to purchase additional common units and such additional common units are issued to Enviva Holdings.

(2) Our general partner owns a non-economic general partner interest in us. Please read "How We Make Distributions To Our Partners—General Partner Interest."

(3) Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "How We Make Distributions To Our Partners—Incentive Distribution Rights." Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. Incentive distribution rights will be issued to Enviva Partners GP, LLC, our general partner, which is wholly owned by Enviva Holdings.

The Offering

Common units offered to the public . . . . 10,000,000 common units.

11,500,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . . 11,905,138 common units and 11,905,138 subordinated units for a total of 23,810,276 limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor upon the option's expiration for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding.

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $185.5 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee and offering expenses, to (i) pay, together with borrowings of $85.9 million under our new term loan facility, a $144.5 million distribution to our sponsor related to its contribution of assets to us in connection with this offering, a portion of which is intended as a reimbursement of capital expenditures of our sponsor, (ii) repay $81.9 million of indebtedness related to the acquisition of our Cottondale plant and (iii) retain $45.0 million for general partnership purposes, including future acquisitions. We will not be required to pay additional cash consideration for such contributed assets or reimburse our sponsor for additional capital expenditures. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $28.1 million (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. Please read "Use of Proceeds."

Cash distributions . . . . Within 60 days after the end of each quarter, beginning with the quarter ending June 30, 2015, we expect to make a minimum quarterly distribution of $0.4125 per common unit and subordinated unit ($1.65 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period after the completion of this offering through June 30, 2015, based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.4125; and

- *third*, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.4744.

If cash distributions to our unitholders exceed $0.4744 per common unit and subordinated unit in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights ("IDRs"), will receive distributions according to the following percentage allocations:

| | Marginal Percentage Interest in Distributions | |
Total Quarterly Distribution Target Amount	Unitholders	General Partner (as holder of IDRs)
above $0.4744 up to $0.5156	85.0%	15.0%
above $0.5156 up to $0.6188	75.0%	25.0%
above $0.6188	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." Please read "How We Make Distributions To Our Partners—Incentive Distribution Rights."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions," that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $0.4125 on all of our common units and subordinated units for the twelve months ending March 31, 2016. However, we do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units	Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $1.65 (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after March 31, 2018 and there are no outstanding arrearages on our common units.
	Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least $2.475 (150.0% of the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights for any four-quarter period ending on or after March 31, 2016 and there are no outstanding arrearages on our common units.
	When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.
General partner's right to reset the target distribution levels	Our general partner, as the initial holder of our incentive distribution rights, will have the right, at any time when there are no subordinated units outstanding and we have made distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the distribution for the quarter immediately preceding the reset, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the initial target distribution levels were above the minimum quarterly distribution.
	If the target distribution levels are reset, the holders of our incentive distribution rights will be entitled to receive common units. The

	number of common units to be issued will equal the number of common units that would have entitled the holders of our incentive distribution rights to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights for the quarter prior to the reset election. Please read "How We Make Distributions To Our Partners— Incentive Distribution Right Holders' Right to Reset Incentive Distribution Levels."
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."
Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of 58.0% of our outstanding units (or 51.7% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than

20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.65 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.33 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.

Material federal income tax consequences .... For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."

Exchange listing .... We have been approved to list our common units on the New York Stock Exchange (the "NYSE") under the symbol "EVA."

Summary Historical Consolidated and Unaudited Pro Forma Financial and Operating Data

Enviva Partners, LP was formed in November 2013 and does not have historical consolidated financial statements. We have not presented historical consolidated financial information for Enviva Partners, LP because we have not had any corporate activity since our formation and we believe that a presentation of the results of Enviva Partners, LP would not be meaningful. Therefore, in this prospectus we present the historical consolidated financial statements of Enviva, LP and its operating subsidiaries, which entities (excluding Enviva Pellets Southampton, LLC, which is owned by Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company) were transferred by Enviva MLP Holdco, LLC to Enviva Partners, LP prior to this offering in April 2015. We refer to these entities as "Enviva Partners, LP Predecessor" or "our predecessor." The following table presents summary historical consolidated financial and operating data of Enviva Partners, LP Predecessor and summary pro forma combined financial and operating data of Enviva Partners, LP as of the dates and for the periods indicated.

The summary historical consolidated financial data presented as of and for the years ended December 31, 2014 and 2013 is derived from the audited historical consolidated financial statements of Enviva Partners, LP Predecessor that are included elsewhere in this prospectus.

The summary pro forma combined financial and operating data presents unaudited pro forma balance sheet data as of December 31, 2014, and statement of operations and other financial and operating data for the year ended December 31, 2014 of Enviva Partners, LP, based upon our predecessor's combined historical financial statements after giving pro forma effect to the Transactions described in "Summary—The Transactions." The pro forma combined financial data assumes that the Transactions had taken place on December 31, 2014, in the case of the pro forma balance sheet, and on January 1, 2014, in the case of the pro forma statement of operations for the year ended December 31, 2014. The pro forma balance sheet, statement of operations and other financial and operating data presented are not necessarily indicative of what our actual results of operations would have been as of the date and for the periods indicated, nor do they purport to represent our future results of operations.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds," the audited and unaudited historical consolidated financial statements of Enviva Partners, LP Predecessor included elsewhere in this prospectus and the unaudited pro forma financial statements of Enviva Partners, LP included elsewhere in this prospectus. Among other things, the historical consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31		Year Ended December 31,
	2014	2013	2014
			(unaudited)
	(in thousands, except per metric ton and operating data)		
Statement of Operations Data:			
Product sales	$ 286,641	$ 176,051	$429,338
Other revenue	3,495	3,836	3,941
Net revenue	290,136	179,887	433,279
Costs of goods sold, excluding depreciation and amortization	251,058	152,720	364,043
Depreciation and amortization (1)	18,971	11,827	25,945
Total cost of goods sold	270,029	164,547	389,988
Gross margin	20,107	15,340	43,291
General and administrative expenses	11,132	16,373	14,184
Income (loss) from operations	8,975	(1,033)	29,107
Other income (expense):			
Interest expense	(8,724)	(5,460)	(10,938)
Early retirement of debt obligation	(73)	—	(7,248)
Other income	7	996	399
Total other expense, net	(8,790)	(4,464)	(17,787)
Net income (loss)	185	(5,497)	11,320
Less loss attributable to noncontrolling partners' interests	79	58	79
Net income (loss) attributable to Enviva Partners, LP	$ 264	$ (5,439)	$ 11,399
Pro forma net income per limited partner unit:			
Common unit			$0.48
Subordinated unit			$0.48
Statement of Cash Flow Data:			
Net cash provided by (used in):			
Operating activities	$ 29,434	$ (7,577)	
Investing activities	(14,664)	(115,799)	
Financing activities	(17,736)	115,235	
Other Financial Data:			
Adjusted EBITDA (2)	$ 28,348	$ 12,101	$ 55,946
Adjusted gross margin per metric ton (2)	$ 25.91	$ 29.18	
Expansion capital expenditures (3)	14,733	124,732	

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31		Year Ended December 31,
	2014	2013	2014
			(unaudited)
	(in thousands, except per metric ton and operating data)		
Operating Data:			
Total metric tons sold	1,508	931	
Balance Sheet Data (at period end):			
Cash and cash equivalents	$ 592	$ 3,558	$ 60,602
Total assets	384,489	400,003	505,571
Long-term debt and capital lease obligations (including current portion)	94,075	100,524	178,757
Total liabilities	109,961	128,592	198,059
Partners' capital	274,528	271,411	307,512

(1) Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.
(2) For more information, please read "—Non-GAAP Financial Measures" below.
(3) Expansion capital expenditures are cash expenditures made to increase our long-term operating capacity or net income whether through construction or acquisitions. Please read "How We Make Distributions to Our Partners—Capital Expenditures."

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as net income or loss excluding depreciation and amortization, interest expense, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. Adjusted EBITDA is not a presentation made in accordance with generally accepted accounting principles ("GAAP"). Management uses adjusted EBITDA as an important indicator of performance.

We believe that the presentation of adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is loss from continuing operations. Our non-GAAP financial measure of adjusted EBITDA should not be considered as an alternative to GAAP loss from continuing operations. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect loss from continuing operations. You should not consider adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted EBITDA may be defined differently by other companies in our industry, our definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014
		(in thousands)	(unaudited)
Reconciliation of adjusted EBITDA to net income (loss):			
Net income (loss)	$ 185	$ (5,497)	$11,320
Depreciation and amortization	19,009	11,887	26,073
Interest expense	8,724	5,460	10,938
Early retirement of debt obligation	73	—	7,248
Non-cash equity compensation	2	5	2
Income tax expense	15	23	15
Asset impairments and disposals	340	223	350
Adjusted EBITDA	$28,348	$12,101	$55,946

Adjusted Gross Margin per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization included in cost of goods sold. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

We believe that the presentation of adjusted gross margin per metric ton will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted gross margin per metric ton is gross margin. Our non-GAAP financial measure of adjusted gross margin per metric ton should not be considered as an alternative to GAAP gross margin. Adjusted gross margin per metric ton has important limitations as an analytical tool because it excludes some but not all items that affect gross margin. You should not consider adjusted gross margin per metric ton in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted gross margin per metric ton may be defined differently by other companies in our industry, our definition of adjusted gross margin per metric ton may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.4125 per unit, or $1.65 per unit per year, which will require us to have cash available for distribution of approximately $9.8 million per quarter, or $39.3 million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

- the volume of our products that we are able to sell;
- the price at which we are able to sell our products;
- non-performance by our customers;
- the amount of low-cost wood fiber we are able to procure and process, which could be adversely affected by, among other things, operating or financial difficulties suffered by our suppliers;
- changes in the price and availability of natural gas, diesel, oil or coal;
- changes in prevailing economic conditions;
- inclement or hazardous weather conditions, including flooding;
- environmental hazards;
- fires, explosions or other accidents;
- changes in domestic and foreign laws and regulations (or the interpretation thereof) related to the forest product industry or power generators;
- domestic and foreign governmental regulations, particularly those relating to the environment, support for renewable energy, climate change, health and safety;
- inability to acquire or maintain necessary permits or rights for our transportation and terminaling operations;
- facility shutdowns in response to environmental regulatory actions;
- inability to obtain necessary production equipment or replacement parts;
- technical difficulties, equipment failures or degradation of the throughput of our facilities;
- labor disputes;
- late delivery of supplies;
- changes in the quality specifications for our products that are required by our customers;

- inability of our customers to take delivery or their rejection of delivery of our products; and

- changes in the price and availability of transportation.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

- the level of capital expenditures we make;

- costs associated with construction projects at our existing facilities;

- construction costs;

- fluctuations in our working capital needs;

- our ability to borrow funds and access capital markets;

- our treatment as a flow-through entity for U.S. federal income tax purposes;

- our debt service requirements and other liabilities;

- restrictions contained in our existing or future debt agreements; and

- the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

On a pro forma basis, we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our units for each quarter in the year ended December 31, 2014.

The amount of cash we need to pay the minimum quarterly distribution on all of our common and subordinated units that will be outstanding immediately after this offering is approximately $9.8 million. The amount of pro forma cash available for distribution generated during the quarters ended March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014 was $6.9 million, $16.9 million, $7.5 million and $2.4 million, respectively. Such amounts would have allowed us to pay only 100.0% and 40.5% of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended March 31, 2014, 100.0% of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended June 30, 2014, only 100.0% and 52.7% of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended September 30, 2014 and only 48.9% and 0% of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended December 31, 2014. For a calculation of our ability to make distributions to unitholders on a pro forma basis for each quarter in the year ended December 31, 2014, please read "Cash Distribution Policy and Restrictions on Distributions."

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may be unable to pay cash distributions during periods when we record net income.

comprised of $86.7 million, net of unamortized discount of $1.6 million, outstanding under our Prior Senior Secured Credit Facilities, $3.6 million related to a construction loan and working capital line due 2016 related to our Wiggins plant, a note in the amount of $2.0 million due 2017 related to the acquisition of our Amory plant and a promissory note of $0.7 million due 2017 related to the land purchase for the Southampton plant development and other loans and capital leases totaling $1.0 million. In April 2015, we entered into a new credit agreement providing for (i) a $174.5 million term loan facility and (ii) a $25.0 million revolving credit facility (collectively, the "Senior Secured Credit Facilities"), and used borrowings thereunder to repay all amounts outstanding under the Prior Senior Secured Credit Facilities and to retain a certain amount for a distribution to our sponsor in connection with the closing of this offering. In the future, we may incur additional indebtedness in order to make acquisitions or to develop our properties. Our level of indebtedness could affect our operations in several ways, including the following:

- a significant portion of our cash flows could be used to service our indebtedness;

- the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay distributions and make certain investments;

- our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

- a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

- a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

- a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, general partnership or other purposes.

In addition, borrowings under the Senior Secured Credit Facilities and other credit facilities we or our subsidiaries may enter into in the future will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow.

In addition to our debt service obligations, our operations require substantial expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

An increase in the price or a significant interruption in the supply of electricity could have a material adverse effect on our results of operations.

Our production plants use a substantial amount of electricity. The price and supply of electricity are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, regional production patterns and environmental concerns. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for electricity, which may be passed on to us in whole or in part. A significant increase in the price of electricity or an extended interruption in the supply of electricity to our production plants could have a material adverse effect on our results of operations, cash flows and ability to make cash distributions.

difficult to predict, it is ultimately likely to include additional restrictions on power plant emissions and more regulations to preserve forest resources, both of which could result in an increase in our operating costs. Previously, the U.S. EPA adopted GHG regulations under its existing Clean Air Act authority, including regulations requiring monitoring and reporting of GHG emissions and consideration of potential emission controls for certain new or modified facilities. U.S. EPA has recently issued proposed regulations that would limit GHGs from certain existing and new electric generating units, and the Supreme Court has upheld U.S. EPA's authority to regulate GHG emissions from certain stationary sources. Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing GHG emissions would impact our business, any such future laws or implementing regulations could require us to incur increased operating or maintenance costs, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Our business and operating results are subject to seasonal fluctuations.

Our business is affected to some extent by seasonal fluctuations. The cost of producing wood pellets tends to be slightly higher in the winter months because the delivered cost of fiber typically increases with wet weather and our raw materials have, on average, higher moisture content during such period of the year, resulting in a lower product yield. In addition, lower ambient temperatures increase the cost of drying wood fiber. As a result of these seasonal fluctuations, comparisons of operating measures between consecutive quarters may not be as meaningful as comparisons between longer reporting periods.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and armed conflicts could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations or prevent our customers from meeting their obligations to us. We could experience loss of business, delays or defaults in payments from customers or disruptions of fuel supplies and markets, including if domestic and global power generators are direct targets or indirect casualties of an act of terror or war. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Risks Inherent in an Investment in Us

Enviva Holdings, LP owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Enviva Holdings, LP, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

Our sponsor, Enviva Holdings, owns and controls our general partner and appoints all of the directors of our general partner. Although our general partner has a duty to manage us in a manner that it believes is not adverse to our interest, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to our sponsor. Therefore, conflicts of interest may arise between our sponsor or any of its affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

- our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement;

- neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner's liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read "How We Make Distributions to Our Partners—Capital Expenditures" for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read "How We Make Distributions to Our Partners—Subordination Period";

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions;

- our partnership agreement permits us to distribute up to $39.3 million as operating surplus, even if it is generated from asset sales, borrowings other than working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations that it and its affiliates owe to us;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with our sponsor and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read "—Our sponsor and other affiliates of our general partner may compete with us" and "Conflicts of Interest and Fiduciary Duties."

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.4125 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of 58.0% of our common and subordinated units (or 51.7% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $0.75 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $17.94 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $0.75 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with generally accepted accounting principles, and not their fair value. Please read "Dilution."

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

Our general partner may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers the incentive distribution rights to a third party, our general partner would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of our sponsor accepting offers made by us relating to assets owned by our sponsor, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Upon consummation of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, our sponsor will own an aggregate of 58.0% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own 58.0% of our common units. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our sponsor or other large holders.

After this offering, we will have 11,905,138 common units and 11,905,138 subordinated units outstanding, which includes the 10,000,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. The 1,905,138 common units that are issued to our sponsor will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. The lock-up agreement with the underwriters may be waived in the discretion of certain of the underwriters. Sales by our sponsor or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Please read "Units Eligible for Future Sale."

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Under our new management services agreement with Enviva Management (the "New MSA"), we are obligated to reimburse Enviva Management for all direct or indirect costs and expenses incurred by, or chargeable to, Enviva Management in connection with its provision of services necessary for the operation of our business. If the New MSA were terminated without replacement, or our general partner or its affiliates provided services outside of the scope of the New MSA, our partnership agreement would require us to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

There is no existing market for our common units and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 10,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;
- our quarterly or annual earnings or those of other companies in our industry;
- announcements by us or our competitors of significant contracts or acquisitions;
- changes in accounting standards, policies, guidance, interpretations or principles;

which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, our sponsor will own 58.0% of the total interests in our capital and profits. Therefore, a transfer by our sponsor of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

You will likely be subject to state and local taxes and income tax return filing requirements in jurisdictions where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you may be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements.

We will initially own assets and conduct business in Mississippi, North Carolina and Virginia, each of which currently impose a personal income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $185.5 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and structuring fee and offering expenses, to (i) pay, together with borrowings of $85.9 million under our new term loan facility, a $144.5 million distribution to our sponsor related to its contribution of assets to us in connection with this offering, a portion of which is intended as a reimbursement of capital expenditures of our sponsor, (ii) repay $81.9 million of intercompany indebtedness related to the acquisition of our Cottondale plant and that we will assume in connection with our sponsor's contribution of its interests in Enviva Pellets Cottondale, LLC and (iii) retain $45.0 million for general partnership purposes, including future acquisitions. We will not be required to pay additional cash consideration for such contributed assets. The indebtedness related to the acquisition of our Cottondale plant bears interest at a rate of 4.00% per annum and will mature in 2020.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters exercise their option to purchase 1,500,000 additional common units in full, the additional net proceeds would be approximately $28.1 million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,500,000 common units to our sponsor upon the option's expiration. We will not receive any additional consideration from our sponsor in connection with such issuance. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and structuring fee and offering expenses payable by us, to increase or decrease, respectively, by approximately $9.4 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $29.0 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.0 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $27.1 million. Any increase or decrease in the net proceeds would change the amount of the distribution to our sponsor.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2014:

- on an actual basis for our accounting predecessor, Enviva Partners, LP Predecessor; and

- on a pro forma basis to reflect the offering of our common units, the other transactions described under "Summary—The Transactions" and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—The Transactions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of December 31, 2014	
	Actual	Pro Forma
		(unaudited)
	(in thousands)	
Cash and cash equivalents	$ 592	$ 60,602
Long-term debt and capital lease obligations (including current portion):		
Prior Senior Secured Credit Facilities (1)	$ 86,718	$ —
Senior Secured Credit Facilities (1)	—	172,505
Other long-term debt and capital lease obligations	7,357	6,252
Total long-term debt and capital lease obligations	94,075	178,757
Partners' capital:		
Limited partners' capital (2)	271,495	—
Common unitholders	—	198,420
Subordinated unitholders	—	106,059
Noncontrolling partners' interests	3,033	3,033
Total partners' capital	274,528	307,512
Total capitalization	$368,603	$486,269

(1) The Prior Senior Secured Credit Facilities outstanding balance of $86.7 million, net of unamortized discount of $1.6 million. As of January 31, 2015, we had $94.3 million outstanding under the Prior Senior Secured Credit Facilities, consisting of $88.3 million on the term loan and $6.0 million on the revolver. In April 2015, we entered into a new credit facility in the aggregate principal amount of up to $174.5 million term loan facility and a $25.0 million revolving credit facility. The pro forma amount reflects $172.5 million of term borrowings (net of unamortized discount of $2.0 million) of which $82.2 million was used to repay all amounts outstanding under the Prior Senior Secured Credit Facilities.

(2) We will convert the limited partner interest held by Enviva Holdings, LP into common units and subordinated units representing an aggregate 58.0% limited partner interest in us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of December 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $229.2 million, or $19.25 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering (1)	$13.92	
Increase in net tangible book value per common unit attributable to purchasers in the offering	4.02	
Less: Pro forma net tangible book value per common unit after the offering (2)		19.25
Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$ 0.75

(1) Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (1,905,138 common units and 11,905,138 subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.

(2) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (11,905,138 common units and 11,905,138 subordinated units) to be outstanding after the offering.

(3) Each $1.00 increase or decrease in the assumed public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $9.4 million, or approximately $0.79 per common unit, and dilution per common unit to investors in this offering by approximately $0.21 per common unit, after deducting the estimated underwriting discount and structuring fee and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $258.2 million, or $20.01 per common unit, and dilution per common unit to investors in this offering would be $0.99 per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $202.1 million, or $18.53 per common unit, and dilution per common unit to investors in this offering would be $0.47 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing.

(4) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
Enviva Holdings (1)(2)(3)	13,810,276	58.0%	$107,428,902	34.9%
Purchasers in the offering	10,000,000	42.0%	$200,000,000	65.1%
Total	23,810,276	100%	$307,428,902	100%

(1) Upon the consummation of the transactions contemplated by this prospectus, Enviva Holdings will own 1,905,138 common units and 11,905,138 subordinated units.
(2) The assets contributed by Enviva Holdings will be recorded at historical cost. The pro forma book value of the consideration provided by Enviva Holdings as of December 31, 2014 would have been approximately $107,428,902.
(3) Assumes the underwriters' option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical consolidated results of operations, you should refer to Enviva Partners, LP Predecessor's audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.4125 per unit ($1.65 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our general partner has not established any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash distribution policy will be subject to restrictions on distributions under our new credit agreement, which will contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions or if we are otherwise in default under our credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

- Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

- Under our new management services agreement with Enviva Management (the "New MSA"), we are obligated to reimburse Enviva Management for all direct or indirect costs and expenses incurred by, or

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.4125 per unit for each whole quarter, or $1.65 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $9.8 million per quarter, or $39.3 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Distributions	
	Number of Units	One Quarter	Annualized
Publicly held common units	10,000,000	$4,125,000	$16,500,000
Common units held by Enviva Holdings . . .	1,905,138	785,869	3,143,478
Subordinated units held by Enviva Holdings	11,905,138	4,910,869	19,643,478
Total	23,810,276	$9,821,738	$39,286,956

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor, Enviva Holdings, at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

Our general partner will initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.4744 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through June 30, 2015, based on the actual length of the period.

Subordinated Units

Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions To Our Partners—Subordination Period."

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2014, our pro forma cash available for distribution for the year ended December 31, 2014 would have been a surplus of approximately $33.7 million. In the year ended December 31, 2014, we would have been able to pay the full minimum quarterly distribution on our common units but only 71.6% of the aggregate minimum quarterly distribution on our subordinated units. On a quarterly basis, we would have been able to pay only 100.0% and 40.5% of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended March 31, 2014, 100.0% of the minimum quarterly distribution on our common units and subordinated units during the quarter ended June 30, 2014, only 100.0% and 52.7% of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended September 30, 2014, and only 48.9% and 0% of the minimum quarterly distribution on our common units and subordinated units, respectively, during the quarter ended December 31, 2014.

Our pro forma cash available for distribution is based on our historical consolidated results and on our pro forma combined results, adjusted to reflect the addition of incremental general and administrative expenses. Our pro forma cash available for distribution does not purport to present our historical consolidated results of operations. Furthermore, cash available for distribution is a cash concept, while our historical consolidated and pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $2.0 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation. Our unaudited pro forma cash available for distribution should be read together with "Selected Historical Consolidated and Unaudited Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited historical consolidated financial statements of Enviva Partners, LP Predecessor and the notes to those consolidated statements and the unaudited pro forma condensed combined financial statements of Enviva Partners, LP and the notes to those combined statements, included elsewhere in this prospectus.

The following tables illustrate, on a pro forma basis for each quarter in the year ended December 31, 2014, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2014. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Enviva Partners, LP
Unaudited Pro Forma Cash Available for Distribution (1)

	Three Months Ended				Twelve Months Ended December 31, 2014
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	
	(in thousands)				
Revenues					
Product sales	$103,935	$101,647	$107,395	$116,361	$429,338
Other revenue	837	1,323	971	810	3,941
Net revenue	104,772	102,970	108,366	117,171	433,279
Cost of goods sold, excluding depreciation and amortization	89,663	86,868	89,785	97,727	364,043
Depreciation and amortization	7,476	6,167	6,208	6,094	25,945
Total cost of goods sold	97,139	93,035	95,993	103,821	389,988
Gross margin	7,633	9,935	12,373	13,350	43,291
General and administrative expenses	2,940	3,211	3,058	4,975	14,184
Income from operations	4,693	6,724	9,315	8,375	29,107
Interest expense, net (2)	(2,736)	(2,800)	(2,671)	(2,731)	(10,938)
Early retirement of debt obligation	(7,248)	—	—	—	(7,248)
Other income	138	137	40	84	399
Total other expense, net	(9,846)	(2,663)	(2,631)	(2,647)	(17,787)
Net income (loss)	(5,153)	4,061	6,684	5,728	11,320
Adjustments to reconcile net income (loss) to adjusted EBITDA:					
Add:					
Depreciation and amortization	7,497	6,190	6,246	6,140	26,073
Interest expense, net (2)	2,736	2,800	2,671	2,731	10,938
Non-cash equity compensation	1	—	1	—	2
Early retirement of debt obligation	7,248	—	—	—	7,248
Income tax expense	4	4	4	3	15
Asset impairments and disposals	20	1	(26)	355	350
Adjusted EBITDA (3)	12,353	13,056	15,580	14,957	55,946
Adjustments to reconcile adjusted EBITDA to pro forma cash available for distribution:					
Less:					
Cash interest expense (2)	2,393	2,391	2,376	2,367	9,527
Changes in operating assets and liabilities	—	—	6,065	4,144	10,209
Principal payments on debt	1,262	21,331	15,192	16,362	54,147
Expansion capital expenditures (5)	2,509	2,426	905	1,167	7,007
Incremental general and administrative expenses (6)	500	500	500	500	2,000
Add:					
Changes in operating assets and liabilities	1,185	10,475	—	—	11,660
Borrowings under revolving line of credit	—	20,000	17,000	12,000	49,000
Pro forma cash available for distribution	$ 6,874	$ 16,883	$ 7,542	$ 2,417	$ 33,716
Minimum quarterly and annual distributions:					
Minimum quarterly and annual distributions per unit	$ 0.4125	$ 0.4125	$ 0.4125	$ 0.4125	$ 1.65
Distributions to public common unitholders	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 16,500
Distributions to Enviva Holdings, LP - common units	786	786	786	785	3,143
Distributions to Enviva Holdings, LP - subordinated units	4,911	4,911	4,911	4,910	19,643
Total distributions	$ 9,822	$ 9,822	$ 9,822	$ 9,820	$ 39,286
Excess (shortfall) of pro forma cash available for distribution over total distributions	$ (2,948)	$ 7,061	$ (2,280)	$ (7,403)	$ (5,570)

(1) Reflects our pro forma operating results for the periods indicated, adjusted to reflect incremental general and administrative expenses.
(2) Interest expense, net and cash interest expense include commitment and administrative agent fees on our new senior secured credit facilities. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our new senior secured credit facilities.
(3) For more information, please read "Summary—Non-GAAP Financial Measures."
(4) Includes fees and expenses associated with the borrowings under our new senior secured credit facilities.

Enviva Partners, LP
Estimated Cash Available for Distribution

	Three Months Ending				Twelve Months Ending
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	(in thousands)				
Product sales	$114,857	$102,991	$116,122	$117,721	$451,691
Other revenue	2,568	1,979	2,491	1,159	8,197
Net revenue	117,425	104,970	118,613	118,880	459,888
Cost of goods sold, excluding depreciation and amortization	99,374	86,422	101,013	101,204	388,013
Depreciation and amortization	6,081	5,903	6,268	5,011	23,263
Total cost of goods sold	105,455	92,325	107,281	106,215	411,276
Gross margin	$ 11,970	$ 12,645	$ 11,332	$ 12,665	$ 48,612
General and administrative expenses (1)	3,026	2,745	2,745	3,026	11,542
Other income (expense):					
Interest expense	2,754	2,743	2,732	2,721	10,950
Early retirement of debt obligation	4,722	—	—	—	4,722
Net income	$ 1,468	$ 7,157	$ 5,855	$ 6,918	$ 21,398
Adjustments to reconcile net income to adjusted EBITDA:					
Depreciation and amortization expense	$ 6,091	$ 5,913	$ 6,278	$ 5,021	$ 23,303
Interest expense	2,754	2,743	2,732	2,721	10,950
Non-cash equity compensation	125	125	125	125	500
Early retirement of debt obligation	4,722	—	—	—	4,722
Estimated adjusted EBITDA (2)	$ 15,160	$ 15,938	$ 14,990	$ 14,785	$ 60,873
Adjustments to reconcile estimated adjusted EBITDA to estimated cash available for distribution:					
Less:					
Maintenance capital expenditures	750	750	750	750	3,000
Cash interest expense	2,401	2,390	2,378	2,367	9,536
Principal payments on debt	819	778	779	781	3,157
Estimated cash available for distribution	$ 11,191	$ 12,021	$ 11,082	$ 10,886	$ 45,180
Minimum quarterly and annual distributions:					
Minimum quarterly and annual distributions per unit	$ 0.4125	$ 0.4125	$ 0.4125	$ 0.4125	$ 1.6500
Distributions to public common unitholders	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 16,500
Distributions to Enviva Holdings, LP - common units	786	786	786	785	3,143
Distributions to Enviva Holdings, LP - subordinated units	4,911	4,911	4,911	4,910	19,643
Total distributions	$ 9,822	$ 9,822	$ 9,822	$ 9,820	$ 39,286
Excess of cash available for distribution over aggregate distributions	$ 1,369	$ 2,199	$ 1,260	$ 1,066	$ 5,894

(1) Includes general and administrative expenses of $8.7 million allocated from Enviva Holdings and its affiliates and $2.0 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership.

(2) For more information, please read "Summary—Non-GAAP Financial Measures."

2014. The decrease is a function of cost synergies expected from the acquisition of Green Circle in January 2015. Green Circle incurred $3.3 million of general and administrative expenses during the pro forma year ended December 31, 2014, the majority of which is not expected to impact the forecast period.

Interest. Interest expense and cash interest expense are a function of outstanding indebtedness, principally from borrowings under our Senior Secured Credit Facilities. The credit facility will include $174.5 million of term borrowings and $25.0 million available for borrowings under a revolving line of credit. The term of the facility is five years and borrowings bear interest, at our option, at either (i) base rate plus an applicable margin ranging from 2.80% to 3.25% or (ii) LIBOR (with a 1.00% floor for term loan borrowings) plus an applicable margin ranging from 3.80% to 4.25%. For the purpose of our forecast for the twelve months ending March 31, 2016, we assumed that we borrowed $99.5 million under Tranche A-1 of the term loan facility, bearing interest at 5.10%, and $75.0 million under Tranche A-2, bearing interest at 5.25%.

Regulatory, Industry and Economic Factors. Our forecast of results of operations for the twelve months ending March 31, 2016 is based on the following assumptions related to regulatory, industry and economic factors:

- There will not be any new federal, state or local regulations affecting our operations or those of our customers, or any new interpretations of existing regulations, that will be materially adverse to our business during the twelve months ending March 31, 2016.

- There will not be any material adverse changes affecting our operations or those of our customers during the twelve months ending March 31, 2016.

- There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

- Industry, insurance and overall economic conditions will not change substantially during the twelve months ending March 31, 2016.

- There will not be any material nonperformance by our customers.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending June 30, 2015, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through June 30, 2015.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see "—Distributions From Capital Surplus."

Operating Surplus

We define operating surplus as:

- $39.3 million (as described below); plus

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

- an amount equal to the net proceeds from this offering and borrowings prior to this offering that are retained for general partnership purposes, up to the amount of accounts receivable distributed to our sponsor prior to the closing of this offering; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred; less

- any loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity's operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $39.3 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (1) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (2) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), officer compensation, repayment of include the acquisition of equipment, development of a new production plant or the expansion of an existing production plant, to the extent such expenditures are expected to expand our long-term operating capacity or net income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.4125 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Our sponsor will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending March 31, 2018, if each of the following has occurred:

- distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after closing of this offering through June 30, 2015, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending March 31, 2016, if each of the following has occurred:

- distributions from operating surplus exceeded $2.475 (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.475 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Conversion Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.4744 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.5156 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.6188 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution	up to $0.4125	100.0%	0%
First Target Distribution	above $0.4125 up to $0.4744	100.0%	0%
Second Target Distribution	above $0.4744 up to $0.5156	85.0%	15.0%
Third Target Distribution	above $0.5156 up to $0.6188	75.0%	25.0%
Thereafter	above $0.6188	50.0%	50.0%

- *third*, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for that quarter equal to 150.0% of the reset minimum quarterly distribution; and

- *thereafter*, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.65.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Incentive Distribution Rights Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $0.4125	100.0%	0.0%	up to $0.6500 (1)
First Target Distribution	above $0.4125 up to $0.4744	100.0%	0.0%	above $0.6500 up to $0.7475 (2)
Second Target Distribution	above $0.4744 up to $0.5156	85.0%	15.0%	above $0.7475 up to $0.8125 (3)
Third Target Distribution	above $0.5156 up to $0.6188	75.0%	25.0%	above $0.8125 up to $0.9750 (4)
Thereafter	above $0.6188	50.0%	50.0%	above $0.9750

(1) This amount is equal to the hypothetical reset minimum quarterly distribution.
(2) This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 23,810,276 common units outstanding and the distribution to each common unit would be $0.65 for the quarter prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of Incentive Distribution Rights Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.4125	$ 9,821,739	$ —	$ 9,821,739
First Target Distribution	above $0.4125 up to $0.4744	1,473,856	—	1,473,856
Second Target Distribution	above $0.4744 up to $0.5156	980,983	173,115	1,154,098
Third Target Distribution	above $0.5156 up to $0.6188	2,457,220	819,073	3,276,294
Thereafter	above $0.6188	742,881	742,881	1,485,761
		$15,476,679	$1,735,069	$17,211,748

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be 26,479,613 common units outstanding and the distribution to each common unit would be $0.65. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $1,735,069, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.65.

| | | Cash Distributions to Common Unitholders Prior to Reset | Cash Distributions to Holders of Incentive Distribution Rights After Reset | | | |
	Quarterly Distribution per Unit		Common Units (1)	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	up to $0.6500	$15,476,679	$1,735,069	$—	$1,735,069	$17,211,748
First Target Distribution	above $0.6500 up to $0.7475	—	—	—	—	—
Second Target Distribution	above $0.7475 up to $0.8125	—	—	—	—	—
Third Target Distribution	above $0.8125 up to $0.9750	—	—	—	—	—
Thereafter	above $0.9750	—	—	—	—	—
		$15,476,679	$1,735,069	$—	$1,735,069	$17,211,748

(1) Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights.

SELECTED HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

Enviva Partners, LP was formed in November 2013 and does not have historical consolidated financial statements. We have not presented historical consolidated financial information for Enviva Partners, LP because we have not had any corporate activity since our formation and we believe that a presentation of the results of Enviva Partners, LP would not be meaningful. Therefore, in this prospectus we present the historical consolidated financial statements of Enviva, LP and its operating subsidiaries, which entities (excluding Enviva Pellets Southampton, LLC, which is owned by Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company) were transferred by Enviva MLP Holdco, LLC to Enviva Partners, LP prior to this offering in April 2015. We refer to these entities as "Enviva Partners, LP Predecessor" or "our predecessor." The following table presents selected historical consolidated financial and operating data of Enviva Partners, LP Predecessor and summary pro forma combined financial data of Enviva Partners, LP as of the dates and for the periods indicated.

The selected historical consolidated financial data presented as of and for the years ended December 31, 2014 and 2013 are derived from the audited historical consolidated financial statements of Enviva Partners, LP Predecessor that are included elsewhere in this prospectus.

The selected pro forma combined financial and operating data presents unaudited pro forma balance sheet data as of December 31, 2014, and statement of operations and other financial and operating data for the year ended December 31, 2014 of Enviva Partners, LP, based upon our predecessor's combined historical financial statements after giving pro forma effect to the Transactions described in "Summary—The Transactions." The pro forma combined financial data assumes that the Transactions had taken place on December 31, 2014, in the case of the pro forma balance sheet, and on January 1, 2014, in the case of the pro forma statement of operations for the year ended December 31, 2014. The pro forma balance sheet, statements of operations and other financial and operating data presented are not necessarily indicative of what our actual results of operations would have been as of the date and for the periods indicated, nor do they purport to represent our future results of operations.

For a detailed discussion of the selected historical consolidated financial information contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds," the audited and unaudited historical consolidated financial statements of Enviva Partners, LP Predecessor included elsewhere in this prospectus and the unaudited pro forma financial statements of Enviva Partners, LP included elsewhere in this prospectus. Among other things, the historical consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31		Year Ended December 31, 2014
	2014	2013	
			(unaudited) (in thousands, except per metric ton and operating data)
Statement of Operations Data:			
Product sales	$ 286,641	$ 176,051	$429,338
Other revenue	3,495	3,836	3,941
Net revenue	290,136	179,887	433,279
Costs of goods sold, excluding depreciation and amortization	251,058	152,720	364,043
Depreciation and amortization (1)	18,971	11,827	25,945
Total cost of goods sold	270,029	164,547	389,988
Gross margin	20,107	15,340	43,291
General and administrative expenses	11,132	16,373	14,184
Income (loss) from operations	8,975	(1,033)	29,107
Other income (expense):			
Interest expense	(8,724)	(5,460)	(10,938)
Early retirement of debt obligation	(73)	—	(7,248)
Other income	7	996	399
Total other expense, net	(8,790)	(4,464)	(17,787)
Net income (loss)	185	(5,497)	11,320
Less loss attributable to noncontrolling partners' interests	79	58	79
Net income (loss) attributable to Enviva Partners, LP	$ 264	$ (5,439)	$ 11,399
Pro forma net income per limited partner unit:			
Common unit			$ 0.48
Subordinated unit			$ 0.48
Statement of Cash Flow Data:			
Net cash provided by (used in):			
Operating activities	$ 29,434	$ (7,557)	
Investing activities	(14,664)	(115,799)	
Financing activities	(17,736)	115,235	
Other Financial Data:			
Adjusted EBITDA (2)	$ 28,348	$ 12,101	$ 55,946
Adjusted gross margin per metric ton (2)	$ 25.91	$ 29.18	
Expansion capital expenditures (3)	14,733	124,732	
Operating Data:			
Total metric tons sold	1,508	931	
Balance Sheet Data (at period end):			
Cash and cash equivalents	$ 592	$ 3,558	$ 60,602
Total assets	384,489	400,003	505,571
Long-term debt and capital lease obligations (including current portion)	94,075	100,524	178,757
Total liabilities	109,961	128,592	198,059
Partners' capital	274,528	271,411	307,512

(1) Excludes depreciation of office furniture and equipment. Such amount is included in general and administrative expenses.
(2) For more information, please read "—Non-GAAP Financial Measures" below.
(3) Expansion capital expenditures are cash expenditures made to increase our long-term operating capacity or net income whether through construction or acquisitions. Please read "How We Make Distributions to Our Partners—Capital Expenditures."

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as net income or loss excluding depreciation and amortization, interest expense, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. Adjusted EBITDA is not a presentation made in accordance with generally accepted accounting principles ("GAAP"). Management uses adjusted EBITDA as an important indicator of performance.

We believe that the presentation of adjusted EBITDA provides useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to adjusted EBITDA is net income or loss. Our non-GAAP financial measure of adjusted EBITDA should not be considered as an alternative to GAAP net income or loss. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect loss from continuing operations. You should not consider adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because adjusted EBITDA may be defined differently by other companies in our industry, our definition of adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Enviva Partners, LP Predecessor Historical		Enviva Partners, LP Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2014	2013	2014
		(in thousands)	(unaudited)
Reconciliation of adjusted EBITDA to net income (loss):			
Net income (loss)	$ 185	$ (5,497)	$11,320
Depreciation and amortization	19,009	11,887	26,073
Interest expense	8,724	5,460	10,938
Early retirement of debt obligation	73	—	7,248
Non-cash equity compensation	2	5	2
Income tax expense	15	23	15
Asset impairments and disposals	340	223	350
Adjusted EBITDA	$28,348	$12,101	$55,946

Adjusted Gross Margin per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization included in cost of goods sold. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with our predecessor's audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013, and the notes thereto, included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our predecessor's consolidated financial statements. This discussion contains forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, please read the sections entitled "Risk Factors" and "Forward-Looking Statements" elsewhere in this prospectus.

Basis of Presentation

The following discussion of our historical performance and financial condition is derived from our predecessor's historical consolidated financial statements. Our sponsor contributed some but not all of its assets and liabilities to us in April 2015. Accordingly, the historical financial results discussed below include capital expenditures and other costs related to assets that are not being contributed to us in connection with this offering. For additional information about the assets and liabilities reflected in our sponsors' financial statements that will not be contributed to us in connection with this offering, please read our unaudited pro forma combined financial statements and the notes to those financial statements included elsewhere in this prospectus. In addition, the historical financial results discussed below do not include the results of Enviva Pellets Cottondale, LLC, which was acquired by our sponsor in January 2015. Unless otherwise indicated, references in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "Enviva Partners, LP," "we," "our," "us" or like terms when used in a historical context refer to the business and results of operations of Enviva, LP and its operating subsidiaries and, when used in the present tense or prospectively, those terms refer to Enviva Partners, LP and its subsidiaries following the formation transactions described in "Summary—The Transactions."

Business Overview

We are the world's largest supplier by production capacity of utility-grade wood pellets to major power generators. We own and operate five production plants in the Southeastern U.S. that have a combined wood pellet production capacity of 1.7 million metric tons per year ("MTPY"). We also own a dry-bulk, deep-water marine terminal at the Port of Chesapeake (the "Chesapeake terminal"). Under our existing off-take contracts, we are required through 2016 to deliver wood pellet quantities approximately equal to all of the production capacity of our production plants plus the wood pellets we will purchase from Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resources Group, Inc. and certain other affiliates of John Hancock Life Insurance Company (the "Hancock JV"). From 2017 through 2021, our contracted quantities are more than half of the production capacity of our production plants. Our off-take contracts provide for sales of 2.3 million MT of wood pellets in 2015 and have a weighted average remaining term of 5.7 years from January 1, 2015. We intend to expand our business by taking advantage of the growing demand for our products that is being driven by the conversion of coal-fired power generation and combined heat and power plants to co-fired or dedicated biomass-fired plants, principally in Northern Europe and, increasingly, in South Korea and Japan.

How We Evaluate Our Operations

Adjusted Gross Margin per Metric Ton

We use adjusted gross margin per metric ton to measure our financial performance. We define adjusted gross margin as gross margin excluding depreciation and amortization included in cost of goods sold. We believe adjusted gross margin per metric ton is a meaningful measure because it compares our off-take pricing to our operating costs for a view of profitability and performance on a per metric ton basis. Adjusted gross margin per metric ton will primarily be affected by our ability to meet production volumes and to control direct and indirect costs associated with procurement and delivery of wood fiber to our production plants and the production and distribution of wood pellets.

Adjusted EBITDA

We view adjusted EBITDA as an important indicator of performance. We define adjusted EBITDA as net income or loss excluding depreciation and amortization, interest expense, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. Adjusted EBITDA is a supplemental measure used by our management and other users of our financial statements, such as investors, commercial banks and research analysts, to assess the financial performance of our assets without regard to financing methods or capital structure.

Non-GAAP Financial Measures

Adjusted gross margin per metric ton and adjusted EBITDA are not financial measures presented in accordance with generally accepted accounting principles ("GAAP"). We believe that the presentation of these non-GAAP financial measures provides useful information to investors in assessing our financial condition and results of operations. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measures. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some, but not all, items that affect the most directly comparable GAAP financial measures. You should not consider adjusted gross margin per metric ton or adjusted EBITDA in isolation or as substitutes for analysis of our results as reported under GAAP. Our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For a reconciliation of our non-GAAP financial measures to the most comparable GAAP financial measures, please read "Summary—Non-GAAP Financial Measures."

Factors Impacting Comparability of Our Financial Results

Our future results of operations and cash flows may not be comparable to our historical consolidated results of operations and cash flows, and each period presented in our historical consolidated results of operations and cash flows is not directly comparable to the other periods presented, principally for the following reasons:

We completed construction of our Northampton plant in April 2013. Our first shipment of wood pellets to a customer from our Northampton plant occurred in May 2013. Accordingly, our consolidated financial statements for the year ended December 31, 2013 include eight months of revenue and operating costs, whereas the year ended December 31, 2014 includes twelve months of revenue and operating costs. The plant has a production capacity of 500,000 MTPY and increased our total production capacity from 565,000 MTPY to approximately 1.1 million MTPY, representing an 88% expansion in total production capacity. The plant completed its ramp-up period during 2014 and will have a material effect on the volume and cost of goods sold of the wood pellets that we deliver in the future.

We began deliveries under new long-term, firm off-take contracts in May 2013 and June 2013. Our first shipment to Drax occurred in May 2013 and the contracted volume increased in April 2014 to 1.0 million MTPY for the subsequent eight years. The increase in contracted volume was structured to coincide with the startup of the Northampton and Southampton plants. Our first shipment to E.ON occurred in June 2013 and the contracted volume is 240,000 MTPY through December 2015. These new contracts, accompanied by our increased production capacity, will have a material effect on our product sales and resulting gross margin.

Revenue and costs for deliveries to customers can vary significantly between periods depending upon the specific shipment and reimbursement for expenses, including the then-current cost of fuel. Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight ("CIF") or Free on Board ("FOB"). Under a CIF contract, we procure and pay for shipping costs which include insurance and all other charges up to the port of destination for the customer. These costs are included in the price to the customer and as such, are included in revenue and cost of goods sold. Under an FOB contract, the customer is responsible for shipping costs directly. We have one FOB contract in connection with which we have subsequently executed an annual shipping contract creating financial and operating obligations and economics similar to a "Cost and Freight" ("C&F") contract. Our customer shipping terms, as well as the timing of shipments during the year, can result in material fluctuations in our revenue recognition between periods but these terms generally have little impact on gross margin. We were responsible for the shipping costs on all shipments to our customers during the years ended December 31, 2014 and 2013.

Our historical consolidated financial results include general and administrative expenses related to development activities. We have historically incurred general and administrative expenses in connection with pursuing growth opportunities with new and existing customers and pursuing new plant and port development opportunities. Following a series of transactions in November 2012, which we collectively refer to as the "Reorganization," whereby our predecessor distributed to our sponsor certain of its subsidiaries that were engaged in operations other than the production and supply of utility-grade wood pellets, entities whose results are not reflected within our historical consolidated financial statements conduct such development activities. Our historical consolidated financial statements also include additional general and administrative expenses for startup and commissioning activities at our plants prior to beginning production. Startup and commissioning activities include recruiting, hiring and training staff months prior to opening a plant. We have also incurred incremental overhead costs related to our construction activities, including general liability insurance coverage, increased travel costs for site visits as well as other minor expenses related to the project, including those for supplies, tools and temporary administrative support. Our predecessor incurred $6.3 million of plant development costs during the year ended December 31, 2013, of which $4.8 million related to startup and commissioning activities at our Northampton and Southampton plants prior to beginning production and $1.3 million related to overhead costs related to our construction activities. We did not incur any plant development costs during the year ended December 31, 2014. We do not expect to incur any further general and administrative expenses related to plant development activities as these activities are now undertaken by our sponsor and its affiliates.

Our sponsor provided corporate management and administrative services on our behalf through a Management Services Agreement ("MSA"), which was terminated in April 2015. We incurred general and administrative costs related to the MSA with our sponsor that covered the corporate salary and overhead expenses associated with our business. Prior to the Reorganization, we incurred these costs as direct expenses. Prior to 2014, the maximum amount that our sponsor could charge under the MSA as the annual fee and as reimbursement of direct and indirect expenses incurred by the sponsor on our behalf was $7.2 million and $3.0 million, respectively. Beginning in 2014, the then-effective maximum amount that could be charged to us by our sponsor under the MSA for both the annual fee and the expense reimbursement increased 2% each year. In any year of the agreement, our sponsor had the choice to charge less than the maximum. Direct and indirect costs and expenses were either directly identifiable or allocated to us by our sponsor. The general method used to allocate direct and indirect costs and expenses was established through the annual budgeting process. Our sponsor estimated the percentage of employee salary and related benefits, third-party costs, office rent and expenses and any other overhead costs to be provided to us. Each month, our sponsor allocated to us the actual costs accumulated in the financial system based on the estimated budgeted percentage for each type of cost. We were charged for any directly identifiable costs such as goods or services provided to us at our request. We believe the assumptions and allocation were made on a reasonable basis and were the best estimate of the costs which we would have incurred on a stand-alone basis. To the extent the fees allocable exceeded the maximum, the additional costs were recorded with an increase to capital. For the years ended December 31, 2014 and 2013, we incurred $9.3 million and $8.0 million, respectively, of expense pursuant to the MSA. Effective April 2015, all of our employees and management became employed by Enviva Management, and we and our general partner entered into a management services agreement with Enviva Management. For more information, please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement." The MSA automatically terminated upon the execution of the new management services agreement.

We will incur additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred. We estimate we will incur, on an annual basis, approximately $2.0 million in additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred, including costs associated with compliance under the Securities Exchange Act of 1934, preparation and distribution of annual and quarterly reports, tax returns and Schedule K-1s to our unitholders, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. These incremental expenses exclude the costs of this offering. Actual costs could differ significantly from our estimate.

How We Generate Revenue

Overview

We primarily earn revenue by supplying wood pellets to our customers under long-term, U.S. dollar-denominated contracts (also referred to as "off-take" contracts). We refer to the structure of our contracts as "take-or-pay" because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer's failure to accept all or a part of the contracted volumes or for termination by our customer. Each contract defines the annual volume of wood pellets that the customer is required to purchase and we are required to sell, and the fixed-price per metric ton for product satisfying a base net calorific value and other technical specifications. These prices are fixed for the entire term, subject to annual inflation-based adjustments and price escalators, as well as, in some instances, price adjustments for product specifications and changes in underlying costs. As a result, our revenue over the duration of these contracts may not follow spot market pricing trends. Our revenues from the sale of wood pellets are recognized when the goods are shipped, title passes, the sales price to the customer is fixed and collectability is reasonably assured.

Depending on the specific off-take contract, shipping terms are either Cost, Insurance and Freight ("CIF") or Free on Board ("FOB"). Under a CIF contract, we procure and pay for shipping costs which include insurance and all other charges up to the port of destination for the customer. These costs are included in the price to the customer and as such, are included in revenue and cost of goods sold. Under an FOB contract, the customer is responsible for shipping costs directly. We have one FOB contract where for the periods presented we have executed an annual shipping contract creating economics similar to a C&F contract. Our customer shipping terms, as well as the timing of shipments throughout the year, can result in material fluctuations in our revenue recognition between periods but generally have little impact on gross margin.

The majority of the wood pellets we supply to our customers are produced at our production plants. We also fulfill our contractual commitments and take advantage of dislocation in market supply and demand by purchasing shipments from third parties and reselling them in back-to-back transactions. In transactions where title and risk of loss is immediately transferred to the ultimate purchaser, revenue is recorded net of costs paid to the third-party supplier. This revenue is included in "Other revenue."

In some instances, a customer may request to cancel, defer or accelerate a shipment. Contractually, we will seek to optimize our position by selling or purchasing the subject shipment to or from another party, either within

86

including the related depreciation expense, is allocated to inventory based on the normal capacity of the facilities. These costs are reflected in cost of goods sold when inventory is sold. During the ramp-up period when production volume is often below the expected plant capacity, we charge such under-absorption of fixed overhead to expense. Distribution costs associated with shipping our wood pellets to our customers and amortization are expensed as incurred.

General and Administrative Expenses

We incurred general and administrative costs related to the MSA with our sponsor covering corporate salary and overhead expenses associated with our business. Under the MSA, prior to 2014, we paid an annual fee of up to $7.2 million to our sponsor and reimbursed up to $3.0 million of direct and indirect expenses incurred by our sponsor on our behalf. Beginning in 2014, the then-effective maximum amount that could be charged to us by our sponsor under the MSA for both the annual fee and the expense reimbursement increased 2% each year. To the extent the fees allocable exceeded the maximum, the additional costs were recorded with an increase to contributed capital. Effective April 2015, all of our employees and management became employed by Enviva Management, and we and our general partner entered into a management services agreement with Enviva Management. For more information, please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement." The MSA automatically terminated upon the execution of the new management services agreement.

During 2013, we incurred general and administrative costs related to plant development activities. We do not expect to incur any further general and administrative expenses related to plant development activities, which include startup and commissioning activities at our plants prior to beginning production as well as incremental overhead costs related to our construction activities. These costs will be incurred by entities whose results are not reflected within our consolidated financial statements.

Interest expense

We incurred $8.7 million of interest expense during the year ended December 31, 2014, and $5.5 million during the year ended December 31, 2013. The increase in interest expense was attributable to an increase in our long-term debt outstanding and a decrease in capitalized interest as our new plants and assets related to the terminal storage expansion facility were placed in service. Please read "—Prior Senior Secured Credit Facilities" below.

Adjusted EBITDA

	Year Ended December 31,		
	2014	2013	Change
	(in thousands)		
Reconciliation of adjusted EBITDA to net income (loss):			
Net income (loss)	$ 185	$ (5,497)	$ 5,682
Depreciation and amortization	19,009	11,887	7,122
Interest expense	8,724	5,460	3,264
Early retirement of debt obligation	73	—	73
Non-cash equity compensation	2	5	(3)
Income tax expense	15	23	(8)
Asset impairments and disposals	340	223	117
Adjusted EBITDA	$28,348	$12,101	$16,247

We generated adjusted EBITDA of $28.3 million for the year ended December 31, 2014 compared to $12.1 million for the year ended December 31, 2013. The $16.2 million improvement in adjusted EBITDA was primarily attributable to the $11.9 million increase in adjusted gross margin discussed in further detail above. Also contributing to the adjusted EBITDA was the $5.2 million reduction in general and administrative expenses discussed above under the heading "General and Administrative Expenses."

Liquidity and Capital Resources

Overview

Our predecessor's principal liquidity requirements for the years ended December 31, 2014 and 2013 were to fund capital expenditures for the construction of the Northampton and Southampton plants, to expand the storage capacity at our Chesapeake terminal and to meet working capital needs. Our predecessor met its liquidity needs with a combination of funds generated through operations, proceeds from long-term indebtedness and equity contributions from our sponsor.

We expect our sources of liquidity to include cash generated from operations, borrowings under our Senior Secured Credit Facilities and, from time to time, debt and equity offerings. We operate in a capital-intensive industry, and our primary liquidity needs are to fund working capital, service our debt, maintain cash reserves, finance maintenance capital expenditures and pay distributions. We believe cash generated from our operations will be sufficient to meet the short-term working capital requirements of our business. However, future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors. Additionally, our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive and other factors beyond our control. We intend to pay at least the minimum quarterly distribution of $0.4125 per common and subordinated unit per quarter, which equates to $9.8 million per quarter, or $39.3 million per year, based on the number of common and subordinated units to be outstanding after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses. Because it is our intent to distribute at least the minimum quarterly distribution on all of our units on a quarterly basis, we expect that we will rely upon external financing sources, including bank borrowings, and the issuance of debt and equity securities, to fund future acquisitions.

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. Our working capital was $33.2 million at December 31, 2014 and $24.1 million at December 31, 2013. The primary components of changes in working capital were the following:

Accounts receivable, net

Accounts receivable, net decreased by $4.2 million during the year ended December 31, 2014 as compared to December 31, 2013, primarily due to the timing, volume and size of product shipments.

Inventories

Our inventories consist of raw materials, work-in-process, consumable tooling and finished goods. Inventories decreased to $18.1 million at December 31, 2014 from $19.1 million at December 31, 2013. The $1.0 million decrease was primarily attributable to a decrease in finished goods related to the timing of product shipments from our port locations.

Restricted cash

Restricted cash consists primarily of a restricted debt service reserve account in connection with our Prior Senior Secured Credit Facilities. We are required to fund the account in an amount equal to scheduled principal and interest payments during the subsequent nine month period. We increased the debt service reserve account from $3.0 million at December 31, 2013 to $11.6 million at December 31, 2014.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities included $10.6 million of capital-related items at December 31, 2013, primarily related to the construction of the Southampton plant. Accounts payable and accrued liabilities included only $0.8 million of capital-related items at December 31, 2014 as construction activities at the Southampton plant were mostly completed. Accounts payable and accrued liabilities at December 31, 2014 also included $2.4 million related to the MSA.

Cash Flows

The following table sets forth a summary of our net cash flows from operating, investing and financing activities for the years ended December 31, 2014 and 2013:

	Year Ended December 31,	
	2014	2013
	(in thousands)	
Net cash provided by (used in) operating activities	$ 29,434	$ (7,577)
Net cash used in investing activities	(14,664)	(115,799)
Net cash (used in) provided by financing activities	(17,736)	115,235
Net decrease in cash and cash equivalents	$ (2,966)	$ (8,141)

We anticipated that we were unlikely to meet certain of the 2014 quarterly Leverage Ratio requirements (as described below) due to the aforementioned operational challenges, particularly at the Southampton plant, and the effect on production and costs from unusually extreme weather in the Southeastern United States during the first quarter of 2014. We entered into the First Amendment to the Prior Credit Agreement (the "Amendment") on April 9, 2014. Under the terms of the Amendment, the Leverage Ratio requirements were modified for the four quarters ending in 2014.

Pursuant to the Prior Credit Agreement, we were required to maintain, as of the last day of the quarter ended December 31, 2013, a ratio of total debt to adjusted EBITDA ("Leverage Ratio") of not more than 3.50:1.00. As amended on April 9, 2014, the Prior Credit Agreement required us to maintain, as of the last day of any fiscal quarter and until a repayment event occurred, a Leverage Ratio for the four previous quarters of not more than 4.75:1.00 for the quarter ending March 31, 2014, 4.25:1.00 for the quarter ending June 30, 2014, 3.50:1.00 for the quarter ending September 30, 2014, 3.00:1.00 for the quarter ending December 31, 2014, and 2.50:1.00 for the quarter ending March 31, 2015 and thereafter. In addition, we were required to maintain as of the last day of any fiscal quarter, beginning the fiscal quarter ending December 31, 2013, a ratio of adjusted EBITDA to interest expense ("Interest Coverage Ratio") of not less than 3.50:1.00 for the four previous consecutive quarters.

The Prior Credit Agreement defined adjusted EBITDA as income or loss from continuing operations, excluding depreciation and amortization, interest expense, interest income, taxes, early retirement of debt obligation, non-cash equity compensation and asset impairments and disposals. For the quarter ending December 31, 2013, adjusted EBITDA and interest expense was deemed to equal adjusted EBITDA and interest expense for the quarter ending December 31, 2013 multiplied by four. For the quarter ending March 31, 2014, adjusted EBITDA and interest expense were deemed to equal adjusted EBITDA and interest expense for the first two quarters then ending multiplied by two. For the quarter ending June 30, 2014, adjusted EBITDA and interest expense were deemed to equal adjusted EBITDA and interest expense for the three quarters then ending multiplied by 4/3.

For the quarter ended December 31, 2014, our total debt to adjusted EBITDA was 2.95:1.00, which was less than the maximum ratio of 3.00:1.00, and our adjusted EBITDA to total interest expense was 3.94:1.00 which exceeded the minimum ratio of 3.50:1.00.

For more information about the Prior Senior Secured Credit Facilities, please read Note 8 to our audited financial statements included elsewhere in this prospectus. In April 2015, we refinanced and terminated the Prior Senior Secured Credit Facilities with term loan borrowings under our new Senior Secured Credit Facilities, as described below.

New Senior Secured Credit Facilities

In April 2015, we entered into a Credit Agreement (the "Credit Agreement") providing for $199.5 million aggregate principal amount of senior secured credit facilities (the "Senior Secured Credit Facilities"). The Senior Secured Credit Facilities consist of (i) $99.5 million aggregate principal amount of Tranche A-1 advances, (ii) $75.0 million aggregate principal amount of Tranche A-2 advances and (iii) up to $25.0 million aggregate principal amount of revolving credit commitments. We are also able to request loans under incremental facilities under the Credit Agreement on terms and conditions and in the maximum aggregate principal amounts set forth therein, provided that such no lenders have commitments to make loans under such incremental facilities.

The Senior Secured Credit Facilities mature in 2020. Borrowings under the Senior Secured Credit Facilities bear interest, at our option, at either a base rate plus an applicable margin or at a Eurodollar rate (with a 1.00% floor for term loan borrowings) plus an applicable margin. The applicable margin is (x) for Tranche A-1 base rate borrowings, 3.10% through April 2017, 2.95% thereafter through April 2018 and 2.80% thereafter, and for Tranche A-1 Eurodollar rate borrowings, 4.10% through April 2017, 3.95% thereafter through April 2018 and

3.80% thereafter and (y) 3.25% for Tranche A-2 base rate borrowings and revolving facility base rate borrowings and 4.25% for Tranche A-2 Eurodollar rate borrowings and revolving facility Eurodollar rate borrowings. The applicable margin for revolving facility borrowings will be reduced by 0.50% if our Total Leverage Ratio (as defined below) is less than or equal to 2.00:1.00. During the continuance of an event of default, overdue amounts under the Senior Secured Credit Facilities will bear interest at 2.00% plus the otherwise applicable interest rate.

We borrowed the full amount of the Tranche A-1 and Tranche A-2 facilities at the closing of the Credit Agreement. We used a portion of the proceeds from borrowings under the Tranche A-1 and Tranche A-2 facilities to repay in full the amounts outstanding under the Prior Senior Secured Credit Facilities and to pay related fees and expenses. We intend to use, at the closing of this offering, an additional portion of the proceeds of such prior Tranche A-1 and Tranche A-2 facilities borrowings to make a distribution to our sponsor. Borrowings under the revolving facility may be used for working capital requirements and general partnership purposes, including the issuance of letters of credit.

The Senior Secured Credit Facilities include customary lender and agency fees, including a 1.00% fee that we paid to the lenders at the closing of the Credit Agreement and a commitment fee payable on undrawn revolving facility commitments of 0.50% per annum (subject to stepdown to 0.375% per annum if our Total Leverage Ratio is less than or equal to 2.00:1.00). Letters of credit issued under the revolving facility is subject to a fee calculated at the applicable margin for revolving facility Eurodollar rate borrowings.

Interest is payable quarterly for loans bearing interest at the base rate and at the end of the applicable interest period for loans bearing interest at the Eurodollar rate. The principal amount of the Tranche A-1 facility is payable in quarterly installments of 0.50% through April 2017, 0.75% thereafter through April 2018 and 1.25% thereafter, in each case subject to a quarterly increase of 0.50% during each year if less than 75% of the aggregate projected production capacity of our wood pellet production plants for the two-year period beginning on January 1 of such year is contracted to be sold during such period pursuant to certain qualifying off-take contracts. The principal amount of the Tranche A-2 facility is payable in equal quarterly installments of 0.25%. No amortization is required with respect to the principal amount of the revolving facility. All outstanding amounts under the Senior Secured Credit Facilities will be due and the letter of credit commitments will terminate on the maturity date or upon earlier prepayment or acceleration.

We are required to make mandatory prepayments of the Senior Secured Credit Facilities with the proceeds of certain asset sales and debt incurrences. We may voluntarily prepay the Senior Secured Credit Facilities in whole or in part at any time without premium or penalty, except that prepayments of any portion of the Tranche A-1 or Tranche A-2 facilities made in connection with a repricing transaction (as well as any repricing of the Senior Secured Credit Facilities) prior to the six-month anniversary of the Credit Agreement closing date will incur a premium of 1.00% of amounts prepaid (or repriced).

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on our ability to (i) incur indebtedness, (ii) pay dividends or make other distributions, (iii) prepay, redeem or repurchase certain debt, (iv) make loans and investments, (v) sell assets, (vi) incur liens, (vii) enter into transactions with affiliates, (viii) consolidate or merge and (ix) assign certain material contracts to unrestricted subsidiaries. We will be restricted from making dividends if an event of default exists under the Credit Agreement or if our interest coverage ratio (determined as the ratio of consolidated EBITDA to consolidated interest expense, determined quarterly) is less than 2.25:1.00 at such time.

Pursuant to the Credit Agreement, we are required to maintain, as of the last day of each fiscal quarter, a ratio of total debt to consolidated EBITDA ("Total Leverage Ratio") of not more than a maximum ratio, initially set at 4.25:1.00 and stepping down during the term of the Credit Agreement; provided that the maximum permitted Total Leverage Ratio will be increased by 0.50:1.00 for the period from the consummation of certain qualifying acquisitions through the end of the second full fiscal quarter thereafter.

The obligations under the Credit Agreement are guaranteed by certain of our subsidiaries and secured by liens on substantially all of our assets.

plans. As of December 31, 2014, we estimate our obligations related to these shipping contracts to be approximately $171.4 million through 2022. These amounts will be offset by the related sales transactions in the same period and accordingly, we have not included them in the table above.

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our risks have been predominantly related to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Our market risk exposure is expected to be limited to risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we use financial instruments or derivative instruments for trading purposes.

Interest Rate Risk

At December 31, 2014, our total debt had a carrying value of $94.1 million, which approximates fair value.

We were exposed to interest rate risk on borrowings under our Prior Senior Secured Credit Facilities. As of December 31, 2014, $86.7 million, net of unamortized discount of $1.6 million, of our total debt related to borrowings under our Prior Senior Secured Credit Facilities. Borrowings under the Tranche A facility, the delayed draw term facility and the working capital facility bear interest, at our option, at either (i) base rate plus an applicable margin or (ii) the greater of 1.25% or Eurodollar rate (or LIBOR) plus an applicable margin, except for borrowings under the working capital facility, which are not subject to the 1.25% floor. Applicable margin is (i) in the case of base rate, 3.25% and (ii) in the case of Eurodollar rate, 4.25%. We are exposed to interest rate risk on borrowings under our new Senior Secured Credit Facilities, and we expect to enter into interest rate swaps to manage our exposure to fluctuations in interest rates thereunder.

Our Prior Credit Agreement required us to swap a minimum of 50% of the term loan balance outstanding under our Prior Senior Secured Credit Facilities, thereby managing our exposure to fluctuations in interest rates. We account for interest rate swaps by recognizing all derivative financial instruments on the consolidated balance sheets at fair value. Our interest rate swaps do not qualify for hedge accounting; therefore, the gain or loss is recognized in the consolidated statements of operations in other income. During 2014, we reduced the notional amount of the interest rate swaps to $60.5 million from $65.0 million at December 31, 2013 to reflect the decrease in the outstanding principal under the term loan of the Prior Senior Secured Credit Facilities.

Changes in the overall level of interest rates affect the interest expense that we recognize in our consolidated statements of operations related to interest rate swap agreements and borrowings. An interest rate risk sensitivity analysis is used to measure interest rate risk by computing estimated changes in cash flows as a result of assumed changes in market interest rates. Based on the $88.3 million outstanding under the Prior Senior Secured Credit Facilities and $60.5 million interest rate swap notional amounts as of December 31, 2014, if LIBOR based interest rates increased by 100 basis points, our interest expense would have increased annually by approximately $0.9 million.

Credit Risk

Substantially all of our revenue was from long-term, take-or-pay off-take contracts with three customers for the year ended December 31, 2014 and four customers for the year ended December 31, 2013. One of the contracts expired in March 2013. Most of our customers are major power generators in Northern Europe. This concentration of counterparties operating in a single industry may increase our overall exposure to credit risk, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. If a customer defaults or if any of our contracts expire in accordance with its terms, and we are unable to renew or replace these contracts, our gross margin and cash flows and our ability to make cash distributions to our unitholders may be adversely affected.

The following map depicts the location of our production plants and deep-water marine terminals, as well as the Southampton plant and the Wilmington Projects, which are subject to our right of first offer:


MD
VA
Southampton, VA
Port of Chesapeake, VA
Northampton, NC
Ahoskie, NC
NC
Hamlet, NC
Sampson, NC
Laurens, SC
Port of Wilmington, NC
Amory, MS
AL
MS
Tombigbee Waterway
Wiggins, MS
Cottondale, FL
Port of Mobile, AL
Port of Panama City, FL
FL
Legend
Enviva Partners, LP operating plant
Sponsor operating plant
Sponsor development plant
Enviva Partners, LP owned port
Enviva Partners, LP contracted port
Sponsor development port

We believe our strategy to operate fully-contracted, industrial-scale and cost-advantaged production plants and to control critical delivery infrastructure will enable us to maintain and grow our distributions to unitholders. We intend to make minimum quarterly distributions of $0.4125 per unit ($1.65 per unit on an annualized basis) and believe our long-term, take-or-pay off-take contracts will support our ability to make such distributions. In addition, we expect our growth strategy, which is focused on acquiring fully-contracted replicas of our long-lived production plants and deep-water marine terminals from our sponsor, will produce stable and growing cash flows and allow us to increase our per-unit distributions over time. Our sponsor, a portfolio company of the Riverstone Funds, will grant us a five-year right of first offer to acquire certain assets that it may elect to sell. The right of first offer will apply to (i) a fully-contracted and fully-operational production plant located in Southampton County, VA (the “Southampton plant”), (ii) a fully-contracted production plant located in Sampson County, NC (the “Sampson plant”) and a deep-water marine terminal located in Wilmington, NC (the “Wilmington terminal”), both of which currently are under construction, and (iii) any similar assets that our sponsor may develop or acquire in the future. The Southampton plant, the Sampson plant and the Wilmington terminal are held through a joint venture between our sponsor and affiliates of John Hancock Life Insurance Company (the “Hancock JV”). Our sponsor has the right to compel the Hancock JV to sell its assets to us if certain investment returns are achieved.

Business Strategies

Our primary business objective is to generate stable and growing cash flows that enable us to maintain and increase our per-unit cash distributions over time. We intend to accomplish this objective by executing the following strategies:

- ***Fully contracting our production with creditworthy customers on terms that provide predictable, growing cash flows.*** We have long-term, U.S. dollar-denominated, take-or-pay off-take contracts with

- *Deep process know-how*. As the largest and one of the most established operators in the industry, we have designed, engineered, built and expanded multiple production plants and a deep-water marine terminal for our products. Our operational experience helps us maintain uptime, throughput, overall performance and cost efficiency at levels we believe few of our competitors can replicate.

- *Vertical integration.* We have made investments to control key areas of our supply chain, in particular our in-house wood fiber procurement activities and our Chesapeake terminal.

  - *In-house wood fiber procurement.* We have built an in-house procurement team of 23 employees with an average of over 21 years of experience developing national, regional and local relationships with current and potential wood fiber suppliers. As of 2007, more than 60% of Southern U.S. timber resources were owned by individuals and small companies. Direct access to, and quality relationships with, this fragmented ownership base enable us to reliably procure low-cost wood fiber.

  - *Terminal operations*. We own or control critical storage and logistics assets capable of exporting industrial-scale quantities of wood pellets in an economic manner. Because access to this infrastructure is limited, our ownership of the Chesapeake terminal secures our ability to export approximately half of our total production and enables us to generate incremental margin from third parties by managing throughput of their products. Owning the Chesapeake terminal also reduces our storage and loading costs and allows us to directly control inventory and preserve the quality of our products. Finally, because we maintain control over shipping schedules by virtue of our ownership of the Chesapeake terminal and our contractual arrangements at third-party ports, we minimize the risk of incurring demurrage costs associated with shiploading delays and the working capital associated with inventory.

- *Quality and reliability of our products.* The uninterruptible nature of baseload power generation requires consistent delivery of high-quality fuel that meets or exceeds customer specifications. Our production processes, in-house control labs and testing procedures, as well as our storage and logistics network, ensure the quality of our products until they reach our customers. In addition, our customers are subject to stringent requirements regarding the sustainability of the fuels they procure. We believe we are a preferred supplier to the major customers in our industry because of the quality and consistency of our products, the reliability of our deliveries and our ability to verify and document, through customer and third-party audits, that our products meet our customers' regulatory sustainability obligations.

- *Our relationship with Enviva Holdings, a committed sponsor with well-capitalized owners.* Our sponsor is an experienced acquirer and developer of industrial-scale wood pellet production plants and deep-water marine terminals and has acquired or developed all of the assets that constitute our business. Our sponsor is also the managing member and operator of the Hancock JV, a joint venture between our sponsor, Hancock Natural Resource Group, Inc. ("HNRG") and certain other affiliates of John Hancock Life Insurance Company. Following this offering, the Hancock JV will own a 510,000 MTPY production plant located in Southampton, VA, and our sponsor and the Hancock JV are currently developing the Wilmington Projects, consisting of three 500,000 MTPY wood pellet production plants and a deep-water marine terminal in the Wilmington, NC region. The Hancock JV has commenced construction of the Sampson plant and Wilmington terminal, which are expected to begin commercial operations in early 2016. Our sponsor will grant us a five-year right of first offer on the Southampton plant, the Wilmington Projects and similar assets that it or the Hancock JV may develop or acquire and elect to sell. As the owner of approximately 16.0% of our common units, all of our subordinated units, all of the incentive distribution rights and our general partner, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities.

- *Experienced management*. As recognized leaders at the forefront of our industry, the members of our management team have extensive experience in the commercial development and operation of wood pellet production plants and logistics assets throughout the U.S., Latin America, the Caribbean and

Europe. They have developed strong relationships with our Northern European and Asian customer base. Members of our management team average approximately 18 years of relevant experience from the forestry, traditional wood products, midstream energy, engineering and construction and general industrial manufacturing sectors, in addition to experience at Fortune 500 companies and publicly traded master limited partnerships. Our management team's ability to develop and maintain customer relationships, operate our business in a cost-effective manner and efficiently integrate acquisitions is crucial to the continued growth of our business.

Our History

Enviva Partners, LP is a Delaware limited partnership formed by our sponsor in November 2013 to own the utility-grade wood pellet supply business operated by Enviva, LP and its subsidiaries, which collectively constitute our predecessor. Our predecessor entered into this line of business in early 2010 following the Riverstone Funds becoming the majority owners of our sponsor, and our predecessor acquired its first production plant in August 2010. Since acquiring its first production plant, our predecessor has acquired an additional production plant and constructed three production plants, including a production plant located at Southampton, VA, which was conveyed to the Hancock JV. Our sponsor signed a definitive agreement in September 2014 to acquire Green Circle Bio Energy, Inc. (now known as Enviva Pellets Cottondale, LLC ("Enviva Cottondale")), which owns a 650,000 MTPY production plant in Cottondale, FL. Our sponsor completed the acquisition in January 2015. In April 2015, our sponsor contributed Enviva Cottondale to us.

In November 2012, our predecessor and our sponsor undertook a series of transactions, which we collectively refer to as the "Reorganization," whereby our predecessor distributed to our sponsor certain of its subsidiaries that were engaged in operations other than the production and supply of utility-grade wood pellets. Following the completion of the Reorganization, the results attributable to the operations of such distributed subsidiaries are reflected as discontinued operations within our historical consolidated financial statements. For additional information regarding the Reorganization, please read "Management's Discussion and Analysis of Results of Operations and Financial Condition—Factors Impacting Comparability of Our Financial Results" and the audited historical consolidated financial statements of Enviva Partners, LP Predecessor and the notes to those statements included elsewhere in this prospectus.

Our Assets

We procure wood fiber and process it into utility-grade wood pellets. We load the finished wood pellets into railcars, trucks and barges that are transported to deep-water marine terminals, where they are received, stored and ultimately loaded onto oceangoing vessels for transport to our principally Northern European customers.

Our customers use our wood pellets as a substitute fuel for coal in dedicated biomass or co-fired coal power plants. Wood pellets serve as a suitable "drop-in" alternative to coal because of their comparable heat content, density and form. Due to the uninterruptible nature of their fuel consumption, our customers require a reliable supply of wood pellets that meet stringent product specifications. We have built our operations and assets to deliver and certify the highest levels of product quality, and our proven track record enables us to charge favorable prices for this certainty. In addition to our customers' focus on the reliability of supply, they are concerned about the combustion efficiency of the wood pellets and their safe handling. Because combustion efficiency is a function of energy density, particle size distribution, ash/inert content and moisture, our customers require that we supply wood pellets meeting minimum criteria for a variety of specifications and, in some cases, provide incentives for exceeding our contract specifications.

Our Production Plants

We own and operate five industrial-scale wood pellet production plants located in the Mid-Atlantic and the Gulf Coast regions of the United States. These facilities are designed to run 24 hours per day/365 days per year, although we schedule 15 days of maintenance for each plant during each calendar year. There are no required major turnarounds or overhauls.

Mid-Atlantic Region Plants

The following table describes our two wood pellet production plants in the Mid-Atlantic region:

Plant Location	Operations Commenced	Annual Production (MTPY)
Ahoskie, NC	November 2011	370,000
Northampton, NC	April 2013	500,000
Total		870,000

Ahoskie

We acquired the site of the Ahoskie plant in December 2010 and constructed a dedicated wood pellet production plant in less than one year, commencing operations in November 2011. Through an expansion completed in June 2012, we increased the plant's production from 260,000 MTPY to 350,000 MTPY and have made further improvements to increase production to 370,000 MTPY, operating on a schedule of 24 hours per day, seven days per week.

Production from the Ahoskie plant is transported by truck to our Chesapeake terminal.

Northampton

The Northampton plant was constructed based on the Ahoskie plant design, utilizing the same major equipment suppliers. The Northampton plant is designed to produce 500,000 MTPY of wood pellets. We completed the ramp-up of operations at our Northampton plant in June 2014.

Production from the Northampton plant is transported by truck to our Chesapeake terminal.

Gulf Coast Region Plants

The following table describes our three wood pellet production plants in the Gulf Coast region:

Plant Location	Acquisition Date	Annual Production (MTPY)
Cottondale, FL	January 2015	650,000
Amory, MS	August 2010	110,000
Wiggins, MS	October 2010	110,000
Total		870,000

Cottondale

Our sponsor entered into a definitive agreement in September 2014 to purchase Green Circle (now known as Enviva Cottondale), which owns a wood pellet production plant in Cottondale, FL. Our sponsor completed the acquisition in January 2015 and contributed Enviva Cottondale to us in April 2015. The Cottondale plant was commissioned in 2008 and has undergone expansion and process improvements since then. The Cottondale plant currently produces 650,000 MTPY.

Production from the Cottondale plant is transported by rail to the Panama City terminal.

Amory

We purchased the Amory plant in August 2010. The plant initially consisted of three pellet mills producing at a rate of 41,500 MTPY on an operating schedule of 24 hours per day, five days per week. Through basic operational improvements to the existing set of assets, we increased the plant's production to over 70,000 MTPY, producers in the region. These production plants have been sited along major inland waterways and highways that make transportation to the Mobile terminal easy and efficient, thereby reducing emissions and costs. Trucked volumes from the Wiggins plant are transferred into barges and are fleeted along with barges from the Amory plant. The ability to store our wood pellets in barges provides a capital-light, flexible solution that accommodates the storage needs of the Amory and Wiggins plants. In addition, we have contracted with a third-party producer to purchase wood pellets in order to provide incremental throughput at the Mobile terminal, which allows us to optimize certain fixed costs associated with our throughput agreement.

Our Relationship with Our Sponsor

One of our principal strengths is our relationships with Enviva Holdings. The Riverstone Funds became the majority owners of our sponsor in March 2010. Our sponsor has grown the business being contributed to us into the world's largest supplier by production capacity of utility-grade wood pellets.

At the closing of this offering, our sponsor will own approximately 16.0% of our common units, all of our subordinated units and our general partner. As a result, our sponsor is incentivized to facilitate our access to accretive acquisition and organic growth opportunities, including those pursuant to the right of first offer it will grant to us in connection with this offering.

In November 2014, our sponsor entered into the Hancock JV with HNRG and certain other affiliates of John Hancock Life Insurance Company. The Hancock JV owns the Southampton plant and has commenced construction of the Sampson plant and the Wilmington terminal described below under "—Our Sponsor's Retained Assets and Development Projects—The Wilmington Projects." Our sponsor is the managing member and operator of the Hancock JV and is responsible for managing the activities of the Hancock JV, including the development and construction of the Hancock JV's development projects.

Our Growth Strategy

According to Hawkins Wright, an independent market consultant with expertise in the international forest products and bioenergy industries, global demand for utility-grade wood pellets is projected to expand at a compound annual growth rate of approximately 21% from 11.5 million MTPY in 2014 to 36.1 million MTPY in 2020, primarily as a result of demand growth in Northern Europe, South Korea and Japan. Given the limited current supply available, a substantial amount of new production capacity and related infrastructure will be required to meet this demand. As the largest supplier by production capacity in the industry, and because of our relationships with major Northern European and Asian customers, we believe we are well positioned to capture a significant portion of this expected future demand growth.

There are several opportunities for us to grow our business and increase our cash available for distribution:

- first, we expect to increase cash flow from existing assets and improve our margins through increased scale and optimization in the operation of our production plants and within our supply chain;

- second, to promote our growth strategy, our sponsor will grant us a five-year right of first offer to acquire the Southampton plant, the Wilmington Projects and any other wood pellet production plants and associated deep-water marine terminals that it or the Hancock JV may develop or acquire and elect to sell;

- third, we will continue to seek to grow our business through third-party acquisitions. As with the acquisition of our Cottondale plant, we intend to pursue future acquisition opportunities only when they are supported by our own or acquired long-term off-take contracts, and we do not plan to acquire assets that are in development or early stages of construction.

We also intend to capitalize on our existing relationships with customers to capture a significant portion of growing worldwide demand. Our sales force is in active contract negotiations with creditworthy counterparties for additional long-term supply. We also opportunistically acquire wood pellets in the Pacific Northwest for sale in Asian markets, and we expect to continue to expand our geographic reach to serve South Korean and Japanese demand. In addition, the wood pellets produced from our Cottondale plant are suitable for uses other than industrial power generation, including commercial and residential heating. The Cottondale plant has already delivered production into this market and has several cargoes contracted for 2015 and beyond. We will continue to evaluate these markets as they develop and will pursue favorable sales opportunities.

Our Sponsor's Retained Assets and Development Projects

Upon the closing of this offering, we will enter into a Purchase Rights Agreement with our sponsor, pursuant to which our sponsor will grant us a five-year right of first offer to acquire the Southampton plant, the Wilmington Projects and any other wood pellet production plants and associated deep-water marine terminals that it or the Hancock JV may develop or acquire and elect to sell. We expect to pursue the acquisition of such assets to the extent that they are supported by long-term off-take contracts with creditworthy counterparties and have long useful lives, stable cost positions and advantaged locations. The Southampton plant and the plants comprising the Wilmington Projects will have an aggregate production capacity of 2.0 million MTPY, and our acquisition of these assets would more than double our production capacity.

Long-Term, Take-or-Pay Off-Take Contracts

The Hancock JV is party to two additional take-or-pay off-take contracts comprising nearly one million MTPY of long-duration sales volumes.

First, the Hancock JV is party to a ten-year take-or-pay off-take contract with Drax pursuant to which it will supply 385,000 MTPY for the first delivery year and 500,000 MTPY for years two through ten. This contract will commence on December 1, 2015.

Second, the Hancock JV is party to a ten-year take-or-pay off-take contract with DONG Energy Thermal Power A/S, a Danish power generator ("DONG Energy"). This contract commences September 1, 2016 and provides for sales of 360,000 MTPY for the first delivery year and 420,000 MTPY for years two through ten. DONG Energy's obligations under the contract are guaranteed by DONG Energy A/S.

In addition to these contracts, our sponsor's sales force is in active contract negotiations with creditworthy counterparties for additional long-term supply.

Southampton Plant

We completed construction of a 510,000 MTPY production plant in Southampton, VA in October 2013 using the same "build-and-copy" approach employed to construct our Northampton plant. In April 2015, the entity that owns the Southampton plant was conveyed to the Hancock JV. Production from the Southampton plant is exported from our Chesapeake terminal. We also entered into a purchase agreement (the "Biomass Purchase Agreement") pursuant to which the Hancock JV sells to us, on a fixed-price basis, approximately 42,000 MT of pellets per month through November 2015, approximately 80,000 MT during the three months from December 2015 through February 2016, and approximately 35,000 MT during the three months from March 2016 through May 2016. The Hancock JV sources these pellets from the production at its Southampton plant. For more information, please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—Biomass Purchase and Terminal Services Agreements." We sell the pellets we purchase from the Hancock JV to our customers under our existing off-take contracts. Our sponsor expects that the Southamption plant should generate annual adjusted EBITDA of approximately $20.0 million and should incur approximately $0.9 million of annual maintenance capital expenditures. Our sponsor has indicated that it will assign the Hancock JV's Drax contract in connection with any sale of the Southampton plant.

Wilmington Projects

Our sponsor and the Hancock JV are actively developing a total of three new 500,000 MTPY production plants and a deep-water marine terminal in the Wilmington, NC region, which we refer to as the Wilmington Projects. The three production plants, which are strategically sited in attractive fiber baskets in close proximity to the Wilmington terminal, will be constructed using our "build and copy" approach, including substantially the same design and equipment as the Northampton and Southampton plants. The Hancock JV owns the plant site for the two production plants and has entered into a long-term lease agreement for the site on which it is constructing the Wilmington terminal at the Port of Wilmington in Wilmington, NC. The Hancock JV has also entered into contracts for most of the major equipment for and has commenced construction of the Sampson plant and the Wilmington terminal. Pursuant to the Biomass Purchase Agreement, we have agreed to purchase from the Hancock JV approximately 200,000 MT of pellets from February 2016 through August 2016, and approximately 60,000 MT of pellets from September 2016 through August 2017 on a fixed-price basis. We expect these pellets will be sourced from the Sampson plant. For more information, please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—Biomass Purchase and Terminal Services Agreements."

Our sponsor expects the Sampson plant and the Wilmington terminal will begin commercial operations in early 2016 and should generate annual adjustment EBITDA of approximately $20.7 million and $8.6 million, respectively, and should incur annual maintenance capital expenditures of approximately $1.1 million and $0.5 million, respectively. Our sponsor has indicated that it will assign the Hancock JV's DONG Energy contract in connection with any sale of the Sampson plant.

Our sponsor's estimates of annual adjusted EBITDA and maintenance capital expenditures for each of the Southampton plant, the Sampson plant and the Wilmington terminal are based on numerous assumptions that are subject to significant risks and uncertainties. Please see "Risk Factors—The assumptions underlying our forecast of cash available for distribution included in 'Cash Distribution Policy and Restrictions on Distributions' and our sponsor's estimates of annual adjusted EBITDA and maintenance capital expenditures generated by certain of its assets are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results and amounts to differ materially from those estimates." A reconciliation of estimated adjusted EBITDA to GAAP net income is not provided because forward-looking GAAP net income generated by each of the Southampton plant, the Sampson plant and the Wilmington terminal is not accessible and reconciling information is not available without unreasonable effort. The amount of interest expense with respect to the Southampton plant, and the amount of depreciation and amortization expense with respect to each of the Sampson plant and the Wilmington terminal, in each case, is not accessible or estimable at this time. The amount of actual interest expense or depreciation and amortization expense, as the case may be, incurred could be significant, such that the actual amount of net income generated by each of the Southampton plant, Sampson plant and Wilmington terminal could vary substantially from the respective amounts of estimated annual adjusted EBITDA.

Other Development Projects

In addition to the Wilmington Projects, our sponsor is pursuing the development of additional deep-water marine terminals and production plants. Our sponsor is party to a Memorandum of Understanding with the Mississippi Development Authority regarding the development of new dry-bulk storage and deep-water terminaling capacity for wood pellets in the Port of Pascagoula, MS, which would service new, regionally proximate production plants, including one production plant in Lucedale, MS. HNRG has the right to invest in these projects on substantially the same terms that it invested in the Hancock JV. In addition, our sponsor has signed a letter of intent with Port St. Joe, FL regarding the development of additional pellet export capacity at that port facility.

GDF Contract. We began selling utility-grade wood pellets to Electrabel in the amount of 480,000 MTPY on June 30, 2011. GDF, as assignee of the contract, has the right to permanently increase the contract quantity by 50,000 MTPY once during the original term of the contract. The contract expires on June 30, 2017, and will automatically renew for successive one-year periods unless terminated by either party under the terms of the contract.

Other Contracts. We also have several other contracts, including contracts with Drax, E.ON and ADM that have smaller off-take quantities than the contracts described above. Most of these contracts also have shorter remaining terms. The aggregate quantities we are required to deliver under these contracts total 842,000 MT in 2015, 523,000 MT in 2016, 145,000 MT in 2017 and 25,000 MT in 2018.

We refer to the structure of our contracts as "take-or-pay" because they include a firm obligation to take a fixed quantity of product at a stated price and provisions that ensure we will be made whole in the case of our customer's failure to accept all or a part of the contracted volumes or for termination by our customer. Our contracts provide for annual inflation-based adjustments or price escalators. Certain of our contracts also contain provisions that allow us to increase or decrease the volume of product that we deliver by a percentage of the base volume of the contract, as well as cost pass-through provisions related to stumpage (i.e., the price paid to the underlying timber resource owner for the raw material), fuel or transportation costs and price adjustments for actual product specifications. In addition, certain of our contracts and related arrangements provide for certain cost recovery and sharing arrangements in connection with certain changes in law or sustainability requirements and for payments to us in the case of termination as a result of such changes.

In April 2015, we entered into the Biomass Purchase Agreement pursuant to which the Hancock JV sells to us, on a fixed-price basis, certain volumes of wood pellets per month through August 2017. We sell the wood pellets we purchase from the Hancock JV to our customers under our existing off-take contracts. We have also entered into a terminal services agreement with the Hancock JV, pursuant to which we provide terminal services at our Chesapeake port for the production from the Southampton plant that is not sold to us under the Biomass Purchase Agreement. Moreover, we entered into a terminal services agreement pursuant to which we will provide terminal services at our Chesapeake port for the production from the Sampson plant, if and to the extent that plant commences operations prior to the commencement of operations at the Wilmington terminal. For more information about these agreements, please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—Biomass Purchase and Terminal Services Agreements."

We believe the aggregate production capacity of our production plants is adequate for the needs of our business. Although our aggregate contracted volumes for 2015 are higher than the aggregate production of our plants, we have the ability to purchase sufficient wood pellets produced by the Hancock JV to fill this gap or, to a lesser extent, reduce volumes that we deliver pursuant to the flex provisions in our take-or-pay off-take contracts. Our aggregate contracted volume for 2016 and thereafter is lower than the aggregate production of our plants and sourced production.

We believe we are a preferred supplier to the major customers in our industry because of the quality and consistency of our products, the reliability of our deliveries and our ability to verify, through customer and third-party audits, that our operations meet our customers' sustainability requirements. Each of our and our sponsor's successive contracts have benefited from increased pricing and incremental commercial protections designed to mitigate the impact of changes in inflation, raw material, distribution and certain other costs. Given this trend, our track record and the increasing shortage of supply as demand for our products increases around the world, we expect that we will be able to capitalize on our existing relationships with wood pellet consumers to capture a significant portion of growing worldwide demand. We are in active negotiations with major utilities for substantial incremental production volumes on similar terms, conditions and long-term tenor as our current off-take contracts, and we are also in preliminary discussions with other parties for additional volumes.

MANAGEMENT

Management of Enviva Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Enviva Partners GP, LLC, a wholly owned subsidiary of our sponsor. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. Our general partner owes certain contractual duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that the board of directors of our general partner will have eight directors, including three independent directors meeting the independence standards established by the NYSE and the Exchange Act. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner.

In evaluating director candidates, our sponsor will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of our sponsor. The amount of time that our executive officers will devote to our business and the business of our sponsor will vary in any given year based on a variety of factors. We expect that our executive officers will devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. However, our executive officers' fiduciary duties to our sponsor and other obligations may prevent them from devoting sufficient time to our business and affairs.

We incur general and administrative costs related to our management services agreement with Enviva Management (the "New MSA") that covers the corporate salary and overhead expenses associated with our business. Please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement." If the New MSA were terminated without replacement, or our general partner or its affiliates provided services outside of the scope of the New MSA, our partnership agreement would require us to reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf.

Compensation Committee

As a limited partnership to be listed on the NYSE, we will not be required to have a compensation committee. However, at the closing of this offering, the board of directors of our general partner will establish a compensation committee to, among other things, administer the long-term incentive plan adopted by our general partner, and establish and review general policies related to, and determine and approve, or make recommendations to the board with respect to, the compensation and benefits of the non-employee members of the board.

Health, Safety, Sustainability and Environmental Committee

At the closing of this offering, the board of directors of our general partner will form a Health, Safety, Sustainability and Environmental Committee (the "HSSE committee"). The HSSE committee will assist the board of directors of our general partner in fulfilling its oversight responsibilities with respect to the board's and our continuing commitment to (i) ensuring the safety of our employees and the public and assuring that our businesses and facilities are operated and maintained in a safe and environmentally sound manner, (ii) sustainability, including sustainable forestry practices, (iii) delivering environmental benefits to our customers, the forests from which we source our wood fiber and the communities in which we operate and (iv) minimizing the impact of our operations on the environment. The HSSE committee will review and oversee our health, safety, sustainability and environmental policies, programs, issues and initiatives, review associated risks that affect or could affect us, our employees and the public and ensure proper management of those risks and reports to the board on health, safety, sustainability and environmental matters affecting us, our employees and the public. The members of the HSSE committee will be non-employee directors.

Executive Compensation

We and our general partner did not have operations until April 2015. Accordingly, our general partner did not participate in the design or implementation of, nor will it have accrued any obligations with respect to, compensation for its executive officers for periods prior to the closing of this offering. However, if our general partner had operations during the 2014 fiscal year, then, with respect to such fiscal year, our principal executive officer would have been John K. Keppler and our next two most highly compensated executive officers would have been Stephen F. Reeves and William H. Schmidt, Jr. We refer to Messrs. Keppler, Reeves and Schmidt herein collectively as our "Named Executive Officers" or "NEOs."

Because the executive officers of our general partner were employed by our sponsor until April 2015, their compensation has historically been set by our sponsor and they currently receive all of their compensation and benefits for employment related to our business from our sponsor. Effective April 2015, the executive officers of our general partner became employed by our affiliate, Enviva Management, and continue to allocate their time between managing our business and the other businesses of our sponsor. However, the amount of time that each executive officer devotes to our business and the other businesses of our sponsor is determined based on a variety of factors. As of March 1, 2015, Mr. Keppler's annual base salary was $400,000, Mr. Reeves' annual base salary was $285,000 and Mr. Schmidt's annual base salary was $260,100. In addition, each of our Named Executive Officers is eligible to receive a discretionary annual bonus, annual equity grant and matching and profit sharing contributions under the 401(k) plan in which they participate.

Our previous MSA provided for the provision of services by personnel of our sponsor to Enviva, LP in exchange for a maximum annual fee. This annual fee included, among other things, a portion of the compensation allocable to us that our sponsor provided to certain executive officers of our general partner. The MSA fee also included the allocation to us of salaries and benefits of other employees of our sponsor (including our general partner's executive officers who are not covered by the annual fee), and the MSA required us to reimburse our sponsor, subject to certain annual limitations, for an allocable portion of the salaries and benefits of those employees engaged in providing certain specified services under the MSA based on the amount of time they spent providing services to us. For more information regarding the MSA, please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—Management Services Agreement." In

April 2015, we and our general partner entered into a new management services agreement with Enviva Management. For more information, please read "Certain Relationships and Related Transactions—Other Transactions with Related Persons—New Management Services Agreement." The MSA automatically terminated upon the execution of the new management services agreement.

Employment Agreements

Our NEOs entered into employment agreements with Enviva Holdings, LP in 2014. We refer to these employment agreements herein collectively as the "Employment Agreements." Each Employment Agreement includes an initial two-year term that automatically renews annually for successive 12-month periods unless either party provides written notice of non-renewal at least 60 days prior to each renewal date. In April 2015, the Employment Agreements were amended and assigned to Enviva Management. Under the Employment Agreements, our NEOs are each entitled to an annualized base salary and are eligible for discretionary annual bonuses based on performance targets established annually by the board of directors of the general partner of our sponsor or a committee thereof, in its sole discretion. The Employment Agreements provide that each such annual bonus will have a target value that is not less than 110%, 90% and 70% of the annualized base salary of Messrs. Keppler, Reeves and Schmidt, respectively, as in effect on the first day of the calendar year to which such annual bonus relates. The Employment Agreements also provide that, following the closing of this offering, our NEOs will be eligible to receive annual awards based upon our common units under a long-term incentive plan that our general partner intends to adopt, as discussed below under "Long-Term Incentive Plan." The Employment Agreements provide that such annual long-term incentive plan awards will have target values equal to 200%, 150% and 125% of the annualized base salary of Messrs. Keppler, Reeves and Schmidt, respectively, as in effect of the first day of the year to which such annual awards relate. As discussed below under "—Potential Payments Upon Termination or a Change in Control," the Employment Agreements also provide for certain severance payments in the event a NEO's employment is terminated under certain circumstances.

Potential Payments Upon Termination or a Change in Control

Under the Employment Agreements, if the applicable NEO's employment is terminated without "cause," by the applicable NEO for "good reason" or due to the applicable NEO's "disability," then so long as the applicable NEO executes (and does not revoke within the time provided to do so) a release in a form satisfactory to his employer within the time period specified in the Employment Agreements, he will receive the following severance benefits: (i) in the case of Mr. Keppler, a severance payment (generally payable in installments) in an aggregate amount equal to 1.5 (or, if such termination occurs within 12 months following a "change in control," 2.0) times the sum of his annualized based salary and target annual bonus as in effect on the date of such termination; (ii) in the case of Messrs. Reeves and Schmidt, a severance payment (generally payable in installments) in an aggregate amount equal to the sum of his annualized based salary and target annual bonus as in effect on the date of such termination; (iii) full vesting of outstanding awards under the long-term incentive plan that our general partner intends to adopt (which vesting for awards that include a performance requirement (other than continued service) will be based on (1) actual performance if such termination occurs within six months prior to the expiration of the performance period or (2) target performance if such termination occurs at any other time during the performance period); and (iv) monthly reimbursement for the amount the NEO pays for continuation coverage under the employer's group health plans for up to 12 months following such termination (or, in the case of Mr. Keppler, up to 18 months following such termination, plus Mr. Keppler would be entitled to an additional cash payment equal to six times his monthly premium for such coverage in the event his employment terminates within 12 months following a change in control and he has not obtained coverage under a group health plan sponsored by another employer within the time period specified in his Employment Agreement).

Long-Term Incentive Plan

Prior to the closing of this offering, our general partner intends to adopt the Enviva Partners, LP Long-Term Incentive Plan (the "LTIP"), pursuant to which non-employee directors of our general partner and certain employees and consultants of our general partner and its affiliates will be eligible to receive awards with respect to our common units. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. This summary, however, does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which will be filed as an exhibit to this registration statement.

The LTIP will provide for the grant, from time to time, at the discretion of the board of directors of our general partner or a committee thereof, of unit options, unit appreciation rights, restricted units, phantom units, distribution equivalent rights ("DERs") and other unit-based or cash awards. Subject to adjustment in the event of certain transactions or changes in capitalization, the aggregate number of common units that may be delivered pursuant to awards under the LTIP is expected to equal 10% of the aggregate number of our common units and subordinated units outstanding immediately after the closing of this offering. Units subject to awards that are forfeited, cancelled, exercised, paid or otherwise terminated without the delivery of units, and units held back to cover the exercise price or tax withholding applicable to an award, will be available for delivery pursuant to other awards under the LTIP. The LTIP will be administered by the board of directors of our general partner or a committee thereof, either of which we refer to herein as the "committee." The LTIP will be designed to promote our interests, as well as the interests of our unitholders, by rewarding the directors of our general partner and employees and consultants of our general partner and its affiliates for superior performance, as well as by strengthening our general partner's and its affiliates' abilities to attract, retain and motivate individuals who are essential for our growth and profitability.

Unit Options and Unit Appreciation Rights

The LTIP will permit the grant of unit options and unit appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units as of the exercise date over a specified exercise price, either in cash, common units or a combination thereof, as determined in the discretion of the committee. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the committee may determine, consistent with the terms of the LTIP; however, the exercise price of a unit option or unit appreciation right may not be less than the fair market value of a common unit on the date such unit option or unit appreciation right is granted.

Restricted Units and Phantom Units

The LTIP will also permit the grant of restricted units and phantom units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the participant holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the participant to receive a common unit (or such greater or lesser number of common units as may be provided pursuant to the applicable award agreement) upon the vesting of the phantom unit (or on a deferred basis upon specified future dates or events) or cash equal to the fair market value of a common unit (or such greater or lesser number of common units) or a combination thereof, as determined in the discretion of the committee. The committee may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the committee may determine are appropriate, including the period over which restricted or phantom units will vest. The committee may, in its discretion, base vesting on the participant's completion of a period of service or upon the achievement of specified performance criteria or as otherwise set forth in an award agreement. Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units. The committee, in its discretion, may also grant tandem DERs with respect to phantom units. DERs are described in more detail below.

Distribution Equivalent Rights

The committee is authorized to grant DERs either in tandem with an award or as a separate award. DERs are contingent rights to receive an amount in cash, common units, restricted units, phantom units or any combination thereof, as determined by the committee in its discretion, equal to the cash distributions made on our common units during the period in which such DERs remain outstanding. The terms and conditions applicable to DERs will be determined by the committee and set forth in an award agreement.

Other Unit-Based Awards and Cash Awards

The LTIP will also permit the grant of "other unit-based awards," which are awards that, in whole or in part, are denominated or payable in, valued in or otherwise based on or related to common units. An other unit-based award may be fully vested at grant, or the vesting of an other unit-based award may be based on a participant's continued service, the achievement of specified performance criteria or other measures. An other unit-based award may be paid in cash and/or in units (including restricted units), as determined by the committee. Cash awards, as an element of or supplement to, or independent of any other award under the LTIP, may also be granted under the LTIP.

Source of Common Units; Cost; Proceeds

Common units to be delivered with respect to awards under the LTIP may consist, in whole or in part, of common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us, one of our affiliates or any other person, new common units otherwise issuable by us or any combination of the foregoing, as determined by the committee in its discretion. With respect to awards made to non-employee directors of our general partner and employees and consultants of our general partner and its affiliates, our general partner will be entitled to reimbursement by us for the cost incurred in acquiring such common units or, with respect to unit options, for the difference between the cost it incurs in acquiring these common units and the proceeds it receives from a participant at the time of the participant's exercise of an option. Thus, we will bear the cost of all awards under the LTIP. If we issue new common units with respect to these awards, the total number of common units outstanding will increase, and our general partner will remit the proceeds it receives from a participant, if any, upon exercise of an award to us. With respect to any awards settled in cash, our general partner will be entitled to reimbursement by us for the amount of the cash settlement.

Amendment or Termination of LTIP

The board of directors of our general partner, at its discretion, may terminate the LTIP at any time with respect to the common units for which an award has not previously been granted. The board of directors of our general partner also has the right to alter or amend the LTIP or any part of it from time to time. The committee has the right to amend any outstanding award granted under the LTIP, provided that no change in any outstanding award may be made that would materially reduce the benefit to a participant without the consent of the affected participant.

LTIP Awards

In connection with this offering, we expect that the committee will approve grants of phantom units under the LTIP to each of our named executive officers and certain other employees of Enviva Management consisting, in the aggregate, of approximately 231,000 phantom units (based on an assumed initial offering price of $20.00, the mid-point of the price range set forth on the cover page of this prospectus). It is anticipated that approximately 28% of these phantom units will be subject to performance-based vesting conditions and that the remainder of these phantom units will be subject to time-based vesting conditions. We also expect that the committee will approve grants of phantom units to each of the non-employee directors of our general partner consisting, in the aggregate, of approximately 15,000 phantom units (based on an assumed initial offering price of $20.00, the mid-point of the price range set forth on the cover page of this prospectus). All of the phantom units granted to the non-employee directors of our general partner are expected to be subject to time-based vesting conditions. We anticipate that all of the awards granted in connection with this offering will be granted upon the filing of the registration statement on Form S-8 relating to the common units to be issued under the LTIP. Each award will be subject to the terms and conditions of the LTIP and an award agreement that we will enter into with the applicable named executive officer, Enviva Management employee or non-employee director of our general partner.

Director Compensation

Officers or employees of our predecessor or our sponsor or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner expects that its directors who are not also officers or employees of our predecessor or our sponsor or its affiliates will receive compensation for their service on our general partner's board of directors and committees thereof. Our general partner anticipates that such compensation will consist of an annual retainer of $75,000, an additional annual retainer of $15,000 for service as the chair of any standing committee, an additional payment of $1,500 each time such director attends a board or committee meeting, and one or more awards under the LTIP relating to our common units that, in the aggregate, result in approximately $100,000 of annual compensation (based on the value of our common units on the date of grant of such awards). Until the earlier of (i) four years after a director is appointed to the board of directors of our general partner or (ii) the date on which such director first holds an amount of our common units with an aggregate value equal to at least $250,000, one-half of all annual retainers and payments for attending board or committee meetings will be paid to such director in the form of common units pursuant to the LTIP and the remainder will be paid in cash. Each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director will be fully indemnified by us for actions associated with serving as a director to the fullest extent permitted under Delaware law.

In consideration of the time and effort required of the nominees for the board of directors of our general partner, Messrs. Bumgarner and Reilly and Ms. Wong have received compensation from our general partner since May 30, 2014 consisting of a cash retainer of $7,500 per month and $1,500 each time such nominee attends a meeting of our general partner's directors and director nominees (or a subset thereof). Such compensation will continue until the date the nominee is appointed to the board of directors of our general partner (at which time he or she would be compensated in such capacity as described in the preceding paragraph) or such earlier date as the individual ceases to be a director nominee. Our general partner also reimburses the director nominees for their out-of-pocket expenses incurred while performing services as a director nominee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Enviva Partners, LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;

- beneficial owners of 5% or more of our common units;

- each director, director nominee and named executive officer; and

- all of our directors, director nominees and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 7200 Wisconsin Ave., Suite 1000, Bethesda, MD 20814.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Enviva MLP Holdco, LLC (1)(2)	1,905,138	8.0%	11,905,138	100%	58.0%
Enviva Partners GP, LLC	—	— %	—	—	— %
John K. Keppler	—	— %	—	—	— %
Stephen F. Reeves	—	— %	—	—	— %
Thomas Meth	—	— %	—	—	— %
William H. Schmidt, Jr.	—	— %	—	—	— %
Michael B. Hoffman	—	— %	—	—	— %
Ralph C. Alexander	—	— %	—	—	— %
Carl L. Williams	—	— %	—	—	— %
Robin J. A. Duggan	—	— %	—	—	— %
John C. Bumgarner, Jr.	—	— %	—	—	— %
William K. Reilly	—	— %	—	—	— %
Janet S. Wong	—	— %	—	—	— %
All directors, director nominees and executive officers as a group (12 persons)	—	— %	—	—	— %

(1) R/C Renewable Energy GP II, LLC is the general partner of Riverstone/Carlyle Renewable Energy Partners II, L.P., which is the general partner of R/C Wood Pellet Investment Partnership, L.P., which is the sole member of Enviva Holdings GP, LLC, which is the general partner of Enviva Holdings, LP, which is the sole member of Enviva MLP Holdco, LLC. R/C Renewable Energy GP II, LLC is managed by an eight-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Ralph C. Alexander, Michael B. Hoffman, Stephen J. Schaefer, Daniel A. D'Aniello and Edward J. Mathias are the members of the investment committee of R/C Renewable Energy GP II, LLC.

(2) The address for each of R/C Renewable Energy GP II, LLC, Riverstone/Carlyle Renewable Energy Partners II, L.P. and R/C Wood Pellet Investment Partnership, L.P. is c/o Riverstone Holdings, LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will own 1,905,138 common units and 11,905,138 subordinated units representing an aggregate approximately 58.0% limited partner interest in us (excluding the incentive distribution rights, which cannot be expressed as a fixed percentage), and will own and control our general partner. Our sponsor will also appoint all of the directors of our general partner, which will maintain a non-economic general partner interest in us and be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Enviva Partners, LP.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of their interests in Enviva, LP	• 1,905,138 common units; • 11,905,138 subordinated units; and • our incentive distribution rights. We will distribute $144.5 million of the net proceeds from this offering and borrowings under our new term loan facility to our sponsor. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to our sponsor. Any common units not purchased by the underwriters pursuant to their option will be issued to our sponsor.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level. Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $22.8 million on their units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement— Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we have entered into or will enter into certain agreements with our sponsor, as described in more detail below.

Southampton Contribution Agreement

On November 25, 2014, we entered into a contribution agreement (the "Southampton Contribution Agreement") pursuant to which Enviva, LP conveyed the ownership interests in Enviva Pellets Southampton, LLC, the entity which owns the Southampton plant, to the Hancock JV following the release of all liens on such interests and the Southampton plant under the Prior Senior Secured Credit Facilities in April 2015. The agreement contains customary representations and warranties. Pursuant to the Southampton Contribution Agreement, we will indemnify the Hancock JV for losses to the extent they relate to liabilities occurring for periods prior to the date of contribution, including tax and environmental liabilities.

Contribution Agreements

In April 2015, we entered into a contribution agreement (the "Initial Contribution Agreement") that effected certain transactions in connection with the closing of the Senior Secured Credit Facilities, including the transfer of ownership interests in Enviva, LP by our sponsor to us.

In connection with the closing of this offering, we will also enter into a contribution agreement (the "IPO Contribution Agreement") that will effect certain transactions in connection with this offering, including the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm's-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with our sponsor pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to our sponsor pursuant to the IPO Contribution Agreement, (ii) subordinated units and (iii) common units issuable upon conversion of the subordinated units pursuant to the terms of the partnership agreement (together, the "Registrable Securities") it holds. Under the registration rights agreement, our sponsor will have the right to request that we register the sale of Registrable Securities held by it, and our sponsor will have the right to require us to make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period, subject to certain limitations. In addition, the registration rights agreement gives our sponsor piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. All of the Registrable Securities held by our sponsor and any permitted transferee will be entitled to these registration rights.

Other Transactions with Related Persons

Purchase Rights Agreement

We will enter into a purchase rights agreement with our sponsor pursuant to which our sponsor will provide to us, for a period of five years following the closing of this offering, a right of first offer to purchase the Southampton Plant, the Wilmington Projects or any other wood pellet production plant or deep-water marine terminal that it, its subsidiaries or any other entity that it controls (including the Hancock JV) owns and proposes to sell (each, a "ROFO Asset"). We will have thirty days following receipt of the sponsor entity's intention to sell a ROFO Asset to propose an offer for the ROFO Asset. If we submit an offer, our sponsor will negotiate with us exclusively and in good faith to enter into a letter of intent or definitive documentation for the purchase of the ROFO Asset on mutually acceptable terms. If we are unable to agree to terms within 45 days, the sponsor entity will have 150 days to enter into definitive documentation with a third party purchaser on terms that are, in the good faith judgment of the sponsor entity selling such ROFO Assets, superior to the most recent offer proposed by us.

Biomass Purchase and Terminal Services Agreements

In April 2015, we entered into a master biomass purchase and sale agreement (the "Biomass Purchase Agreement") with the Hancock JV. Pursuant to the Biomass Purchase Agreement, the Hancock JV sells to us, on a fixed-price basis, approximately 42,000 MT of wood pellets per month through November 2015, approximately 80,000 MT during the three months from December 2015 through February 2016, and approximately 35,000 MT during the three months from March 2016 through May 2016. The Hancock JV sources these wood pellets from the production at the Southampton plant that is not sold to Drax under its ten-year off-take contract, although it is permitted to source these wood pellets from other production plants as well. The Hancock JV will also sell to us approximately 200,000 MT from February 2016 through August 2016, and approximately 60,000 MT from September 2016 through August 2017 on a fixed-price basis. We expect the Hancock JV will source these wood pellets from the Sampson plant that is not sold to DONG Energy under its off-take contract, although it will be permitted to source these wood pellets from other production plants as well. We will sell the wood pellets we purchase from the Hancock JV to our customers under our existing off-take contracts.

In April 2015, we also entered into a terminal services agreement (the "Southampton Terminal Services Agreement") with the Hancock JV, pursuant to which we provide terminal services at our Chesapeake port for the production from the Southampton plant that is not sold to us under the Biomass Purchase Agreement. The Hancock JV pays us a fee on a per ton basis for these services. The Southampton Terminal Services Agreement will also terminate automatically if we acquire the Southampton plant prior to the expiration of the term of the agreement.

On November 24, 2014, we also entered into a terminal services agreement with the Hancock JV, pursuant to which we will provide terminal services at our Chesapeake port on substantially the same terms as the Southampton Terminal Services Agreement for the production from the Sampson plant, if and to the extent that plant commences operations prior to the commencement of operations at the Wilmington terminal.

Management Services Agreement

As part of the Reorganization, certain employees of Enviva, LP were transferred to Enviva Holdings, LP and therefore, on November 9, 2012, Enviva, LP entered into a six-year management services agreement (the "MSA") with Enviva Holdings, LP (the "Service Provider") to provide Enviva, LP with general administrative and management services and other similar services (the "Services"). Prior to 2014, Enviva, LP incurred a maximum annual fee due to the Service Provider in the amount of $7.2 million. In addition, Enviva, LP was obligated to reimburse the Service Provider for all direct or indirect costs and expenses incurred by, or chargeable to, the Service Provider in connection with the Services. This included (1) the portion of the salary and benefits of employees engaged in providing the Services reasonably allocable to the provision of the Services excluding those included in the annual fee, (2) the charges and expenses of any third party retained by the Service Provider to provide any portion of the Services and (3) office rent and expenses and other overhead costs of the Service Provider incurred in connection with, or reasonably allocable to, providing the Services (collectively, "Reimbursable Expenses"). Prior to 2014, the Reimbursable Expenses maximum was $3.0 million per year and payable monthly. Beginning in 2014, each of the annual fee due and the maximum amount of Reimbursable Expenses was subject to an annual 2% escalation.

Previously, Enviva, LP incurred an annual monitoring fee paid quarterly to Riverstone/Carlyle Renewable Energy Partners II, L.P. equal to 0.4% of the average value of capital contributions during a fiscal quarter. Effective November 1, 2012, the annual monitoring fee attributable to the capital deployed to Enviva, LP was included in the MSA fee due to our sponsor. During the year ended December 31, 2014, the MSA fee did not include the annual monitoring fee. For the years ended December 31, 2014 and 2013, our sponsor incurred $1.4 million and $1.3 million, respectively, in monitoring fees.

The MSA automatically terminated upon the execution of the new management services agreement discussed below in April 2015.

New Management Services Agreement

In April 2015, all of our employees and management became employed by Enviva Management, and we and our general partner entered into a management services agreement (the "New MSA") with Enviva Management, pursuant to which Enviva Management provides us with all services necessary for the operation of our business. The New MSA has a term of five years, which is automatically renewed unless earlier terminated by us for cause. Enviva Management is also able to terminate the agreement if we fail to reimburse it for its costs and expenses allocable to us.

Pursuant to the New MSA, we reimburse Enviva Management for all direct or indirect costs and expenses incurred by, or chargeable to, Enviva Management in connection with the provision of the services, including, without limitation, salary and benefits of employees engaged in providing such services, as well as office rent, expenses and other overhead costs of Enviva Management. Enviva Management determines the amount of costs and expenses that is allocable to us.

- approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be "in good faith" unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interest of the partnership. Please read "Management—Committees of the Board of Directors—Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;
- cash expenditures;
- borrowings;
- entry into and repayment of current and future indebtedness;
- issuance of additional units; and
- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or
- hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $39.3 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions To Our Partners."

extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 58.0% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 ("ERISA"), whether or not substantially similar to plan asset regulations currently applied or proposed;

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability under Delaware law of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2025 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest."

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own 58.0% of our outstanding limited partner units, including all of our subordinated units.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our sponsor will hold an aggregate of 1,905,138 common units and 11,905,138 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or
- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and our sponsor have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan (the "Long-Term Incentive Plan"). If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly traded consists of "qualifying income," the partnership may continue to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of certain natural resources, including timber, as well as other types of income such as interest (other than from a financial business) and dividends. We estimate that less than 5.0% of our current gross income is not qualifying income; however, this estimate could change from time to time.

We have requested and obtained a favorable private letter ruling from the IRS to the effect that, based on facts presented in the private letter ruling request, our income from processing timber feedstocks into pellets and transporting, storing, marketing and distributing such timber feedstocks and wood pellets will constitute "qualifying income" within the meaning of Section 7704 of the Code. However, no ruling has been or will be requested from the IRS regarding our treatment as a partnership for U.S. federal income tax purposes. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. Based upon factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. A recent legislative proposal for comprehensive tax reform included a provision that would restrict the activities that generate qualifying income to exclude timber activities. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder's tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans." Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses and any decreases in the unitholder's share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2016, will be allocated, on a cumulative basis, an amount of federal taxable income that will be 20.0% or less of the cash distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic,

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered, which underwriting agreement will be filed as an exhibit to the registration statement. Barclays Capital Inc., Goldman, Sachs & Co., RBC Capital Markets, LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. Under the terms of the underwriting agreement and subject to the conditions therein, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter's name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Goldman, Sachs & Co.	
RBC Capital Markets, LLC	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Raymond James & Associates, Inc.	
U.S. Capital Advisors LLC	
Total	10,000,000

The underwriting agreement provides that the underwriters' obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters being true;

- there having been no material change in our business or the financial markets; and

- our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The following table shows the per common unit and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.50% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Goldman, Sachs & Co. for the evaluation, analysis and structuring of our partnership. In addition, we have agreed to reimburse the underwriters for fees and expenses related to any required review by the Financial Industry Regulatory Authority, Inc. ("FINRA") in an amount not greater than $20,000.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

We estimate that the expenses of this offering will be approximately $5,600,000 (excluding the underwriting discount and structuring fee) and are payable by us.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,500,000 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 10,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this "Underwriting" section.

Lock-Up Agreements

We, our general partner, our sponsor, and the directors and executive officers of our general partner and our sponsor have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. These restrictions do not apply to, among other things, the sale of common units pursuant to the underwriting agreement.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, we and the representatives expect to consider:

- the history and prospects for the industry in which we operate;
- our financial information;
- the ability of our management and our business potential and earning prospects;
- the prevailing securities markets at the time of this offering; and
- the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common units, or that the common units will trade in the public market at or above the initial public offering price.

ENVIVA PARTNERS, LP AND SUBSIDIARIES
Unaudited Pro Forma Combined Financial Statements

Introduction

The following unaudited pro forma condensed combined financial statements of Enviva Partners, LP (the "Partnership," "we," "us" and "our") reflect the historical consolidated results of Enviva, LP (the "Enviva Partners, LP Predecessor" or "Predecessor") and give pro forma effect to the transactions described in the notes hereto, including:

- The conveyance by Enviva Partners, LP Predecessor of its 100% equity interest in Enviva Pellets Southampton, LLC, which owns the 510,000 MTPY Southampton plant (the "Southampton plant"), to Enviva Wilmington Holdings, LLC, a joint venture between a wholly-owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company (the "Hancock JV"). In April 2015, Enviva Partners, LP entered into a Biomass Purchase Agreement pursuant to which the Hancock JV sells to Enviva Partners, LP, on a fixed-price basis, wood pellets sourced from the production at the Southampton plant. The purchased wood pellets from the Hancock JV are sold to the Partnership's customers under existing off-take contracts;

- The contribution of Enviva Holdings LP's (our "sponsor") interests in Enviva Pellets Cottondale, LLC and related selected assets and contracts to the Partnership by our sponsor. Our sponsor acquired Green Circle Bio Energy, Inc. ("Green Circle") in January 2015. Our sponsor subsequently converted Green Circle into a Delaware limited liability company and changed the name of the entity to "Enviva Pellets Cottondale, LLC";

- The contribution of our sponsor's interests in Enviva GP, LLC and Enviva, LP to us by our sponsor;

- The execution of a new credit agreement for an aggregate $199.5 million senior secured credit facility comprised of a $174.5 million term loan facility, less an original issue discount of $2.0 million, and a $25.0 million revolving credit facility. During the pro forma periods presented, it is assumed that the full amount of the term loan facility remained fully drawn and no amounts were drawn under the revolving credit facility; thus, we assume we will incur unused commitment fees, which will be charged to interest expense;

- The term of the facility is five years and borrowings bear interest, at our option, at either (i) base rate plus an applicable margin ranging from 2.80% to 3.25% or (ii) LIBOR (with a 1.00% floor for term loan borrowings) plus an applicable margin ranging from 3.80% to 4.25%;

- The payment of $4.5 million of fees and expenses in connection with entry into the new senior secured credit facility. The debt issuance costs associated with the revolving credit facility are amortized on a straight line basis to interest expense;

- The repayment of $88.3 million of existing indebtedness under the Predecessor's prior credit facilities, which bore interest at the Eurodollar rate plus an applicable margin, which was 5.50% at December 31, 2014;

- The consummation of this offering and the issuance of 10,000,000 common units to the public, 1,905,138 common units, 11,905,138 subordinated units and the incentive distribution rights to affiliates of our sponsor;

- The payment of underwriting discounts and commissions and a structuring fee;

- The distribution of our Predecessor's cash and cash equivalents and accounts receivable to our sponsor;

- The cash distribution to our sponsor of $144.5 million.

ENVIVA PARTNERS, LP AND SUBSIDIARIES
Unaudited Pro Forma Combined Financial Statements

The Partnership owns and operates certain of the assets of the Predecessor effective as of the closing of its new credit facility. The contribution of certain of the Predecessor's operations to the Partnership was recorded at historical cost as it is considered a combination of entities under common control.

The unaudited pro forma condensed combined balance sheet of the Partnership is based on the audited historical consolidated balance sheet of the Predecessor as of December 31, 2014 and includes pro forma adjustments to give effect to the transactions as if they occurred on December 31, 2014.

The unaudited pro forma condensed combined statement of operations of the Partnership is based on the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2014 and includes pro forma adjustments to give effect to the transactions as if they occurred on January 1, 2014.

The unaudited pro forma condensed combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma condensed combined financial statement should be read in conjunction with the notes accompanying these unaudited pro forma condensed combined financial statements and with the historical consolidated financial statements and related notes of the Predecessor, found elsewhere in this prospectus.

The pro forma adjustments to the audited historical financial statements are based on currently available information and certain estimates and assumptions. The actual effect of the transactions discussed in the accompanying notes ultimately may differ from the pro forma adjustments included herein. However, management believes that the assumptions used to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions as currently contemplated and that the pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on the Partnership.

The unaudited pro forma condensed combined financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the transactions on the dates indicated or that could be achieved in the future.

ENVIVA PARTNERS, LP AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2014
(In thousands)

	Enviva, LP Historical	Green Circle Bio Energy, Inc. Historical	Adjustments	Adjusted	Enviva Pellets Southampton, LLC(f)	Debt Facility Refinancing	Other Pro Forma Adjustments	Enviva Partners, LP Pro Forma
Assets								
Current assets:								
Cash and cash equivalents	$ 592	$ 10,307	$ —	$ 10,307	$ (49)	$ 91,245(g)	$ (41,493)(r)	$ 60,602
Accounts receivable, net	21,998	13,209	—	13,209	(84)	—	(21,998)(r)	13,125
Inventories	18,064	4,275	—	4,275	(3,999)	—	—	18,340
Restricted cash	11,640	—	—	—	—	(11,640)(h)	—	—
Deferred issuance costs	4,052	—	—	—	—	—	(4,052)(s)	—
Prepaid expenses and other current assets	1,734	1,252	—	1,252	(66)	—	—	2,920
Total current assets	58,080	29,043	—	29,043	(4,198)	79,605	(67,543)	94,987
Property, plant and equipment, net	316,259	76,902	31,244(a)	108,146	(92,976)	—	—	331,429
Intangible assets, net	722	—	9,000(a)	9,000	—	—	—	9,722
Goodwill	4,879	—	59,207(a)	59,207	—	—	—	64,086
Debt issuance costs, net	3,594	—	—	—	—	882(i)	—	4,476
Other long-term assets	955	—	—	—	(84)	—	—	871
Total assets	$384,489	$105,945	$ 99,451	$205,396	$(97,258)	$ 80,487	$ (67,543)	$505,571
Liabilities and Partners' Capital								
Current liabilities:								
Accounts payable	$ 4,013	$ 3,196	$ —	$ 3,196	$ 930	$ —	$ —	$ 8,139
Related party payable	2,354	—	—	—	—	—	—	2,354
Accrued liabilities	8,159	1,713	(333)(b)	1,380	(1,975)	—	—	7,564
Deferred revenue	60	—	—	—	—	—	—	60
Related party notes payable	—	—	81,901(c)	81,901	—	—	(81,901)(r)	—
Current portion of interest payable	73	5	(5)(a)	—	—	(73)(g)	—	—
Current portion of long-term debt and capital lease obligations	10,237	11,696	(11,696)(b)	—	(100)	(6,560)(j)	—	3,577
Total current liabilities	24,896	16,610	69,867	86,477	(1,145)	(6,633)	(81,901)	21,694
Long-term debt and capital lease obligations	83,838	23,554	(23,554)(b)	—	(1,005)	92,347(j)	—	175,180
Deferred tax liabilities	—	—	—	—	—	—	—	—
Interest payable	572	—	—	—	(42)	—	—	530
Interest rate swap derivatives	101	2,047	(2,047)(d)	—	—	—	—	101
Other long-term liabilities	554	5,007	(5,007)(e)	—	—	—	—	554
Total liabilities	109,961	47,218	39,259	86,477	(2,192)	85,714	(81,901)	198,059
Commitments and contingencies								
Partners' capital:								
Capital	—	58,727	(58,727)	—	—	—	—	—
Capital attributable to Enviva Holdings, LP	271,495	—	118,919	118,919	(95,066)	(5,227)	(290,121)(s)	—
Common unitholders							198,420	198,420
Subordinated unitholders							106,059	106,059
Noncontrolling partners' interests	3,033	—	—	—	—	—	—	3,033
Total partners' capital	274,528	58,727	60,192	118,919	(95,066)	(5,227)	14,358	307,512
Total liabilities and partners' capital	$384,489	$105,945	$ 99,451	$205,396	$(97,258)	$ 80,487	$ (67,543)	$505,571

See accompanying notes to unaudited pro forma condensed combined financial statements.

ENVIVA PARTNERS, LP AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2014
(In thousands, except per unit amounts)

	Enviva, LP Historical	Green Circle Bio Energy, Inc. Historical	Green Circle Bio Energy, Inc. Adjustments	Green Circle Bio Energy, Inc. Adjusted	Enviva Pellets Southampton, LLC(o)	Debt Facility Refinancing	Enviva Partners, LP Pro Forma
Product sales	$286,641	$142,697	$ —	$142,697	$ —	$ —	$429,338
Other revenue	3,495	446	—	446	—	—	3,941
Net revenue	290,136	143,143	—	143,143	—	—	433,279
Cost of goods sold, excluding depreciation and amortization	251,058	106,381	—	106,381	6,604	—	364,043
Depreciation and amortization	18,971	6,338	5,860(k)	12,198	(5,224)	—	25,945
Total cost of goods sold	270,029	112,719	5,860	118,579	1,380	—	389,988
Gross margin	20,107	30,424	(5,860)	24,564	(1,380)	—	43,291
General and administrative expenses	11,132	4,154	(893)(l)	3,261	(209)	—	14,184
Income (loss) from operations	8,975	26,270	(4,967)	21,303	(1,171)	—	29,107
Other income (expense):							
Interest expense	(8,724)	(1,096)	1,096(m)	—	94	(2,308)(p)	(10,938)
Early extinguishment of debt	(73)	—	—	—	73	(7,248)(q)	(7,248)
Other (expense) income	7	392	—	392	—	—	399
Total other (expense) income, net	(8,790)	(704)	1,096	392	167	(9,556)	(17,787)
Net income (loss) before income taxes	185	25,566	(3,871)	21,695	(1,004)	(9,556)	11,320
Income tax expense	—	(9,037)	9,037(n)	—	—	—	—
Net income (loss)	185	16,529	5,166	21,695	(1,004)	(9,556)	11,320
Less loss attributable to noncontrolling partners' interests	79	—	—	—	—	—	79
Net income (loss) attributable to Enviva Partners, LP	$ 264	$ 16,529	$ 5,166	$ 21,695	$(1,004)	$(9,556)	$ 11,399
Limited partner interests in net income:							
Common units							$ 5,700
Subordinated units							$ 5,699
Net income per limited partner unit (basic and diluted):							
Common units							$ 0.48
Subordinated units							$ 0.48
Weighted average number of limited partner units outstanding (basic and diluted):							
Common units							11,905
Subordinated units							11,905

See accompanying notes to unaudited pro forma condensed combined financial statements.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(1)   Basis of Presentation

The unaudited pro forma condensed combined balance sheet of Enviva Partners, LP and subsidiaries (the "Partnership") as of December 31, 2014 is based on the audited historical consolidated balance sheet of Enviva, LP and subsidiaries ("Predecessor") and includes pro forma adjustments to give effect to the transactions as described below as if they occurred on December 31, 2014.

The unaudited pro forma condensed combined statement of operations of the Partnership is based on the audited historical consolidated statement of operations of the Predecessor for the year ended December 31, 2014 and includes pro forma adjustments to give effect to the transactions as described below as if they occurred on January 1, 2014.

The Partnership owns and operates certain of the assets of the Predecessor effective as of the closing of its new credit facility. The contribution of the Predecessor's operations to the Partnership was recorded at historical cost as it is considered a combination of entities under common control.

The pro forma adjustments described below are based upon currently available information and certain estimates and assumptions. The actual effect of the transactions ultimately may differ from the pro forma adjustments included herein. However, management believes that the assumptions used to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the transactions as currently contemplated and that the pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the transactions, and reflect those items expected to have a continuing impact on the Partnership. The unaudited pro forma combined financial statements may not be indicative of the results that actually would have occurred if the Partnership had completed the transactions on the dates indicated or that could be achieved in the future.

Our sponsor acquired Green Circle Bio Energy, Inc. ("Green Circle") in January 2015, and subsequently converted it into a limited liability company and changed its name to "Enviva Pellets Cottondale, LLC". The historical financial statements of Green Circle have been adjusted to reflect certain reclassifications in order to conform to our Predecessor's financial statement presentation.

(2)   Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed combined financial statements reflect the following adjustments:

(a)   To reflect fair value adjustments of property, plant and equipment, intangible assets related to favorable contracts and goodwill that was recorded by our sponsor in conjunction with the acquisition of Green Circle and contributed to the Partnership. Also reflects the elimination of certain assets and liabilities of Green Circle which will be retained by our sponsor.

(b)   Reflects the elimination of Green Circle's long-term debt and capital lease obligations, including the current portion as these amounts were repaid in conjunction with the acquisition by our sponsor.

(c)   Reflects the net advances made by our sponsor under two related party notes payable to facilitate the acquisition of Green Circle, which were included in the contribution of Green Circle to the Partnership.

(d)   Eliminates interest rate swaps that were settled in conjunction with our sponsor's acquisition of Green Circle.

(e)   Eliminates deferred tax liabilities, net which were eliminated prior to the contribution of Enviva Pellets Cottondale, LLC.

ENVIVA PARTNERS, LP AND SUBSIDIARIES

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(Dollars and units in thousands, unless otherwise noted)

(f)　Reflects the conveyance of Enviva Pellets Southampton, LLC to Enviva Wilmington Holdings, LLC, a joint venture between a wholly owned subsidiary of Enviva Holdings, LP, Hancock Natural Resource Group, Inc. and certain other affiliates of John Hancock Life Insurance Company (the "Hancock JV.") The conveyance will be accounted for as a transfer of asset among commonly controlled entities and reflected as a decrease of Partners' Capital. The effects of expected fixed price wood pellet purchases from the Southampton plant are reflected which results in ending inventory of $0.3 million and a liability of $1.4 million at December 31, 2014, on a pro forma basis.

(g)　Reflects the repayment of our Predecessor's prior senior secured credit facilities in the amount of $88.3 million and the payment of associated accrued interest in the amount of $0.1 million. Adjustments also include the proceeds from borrowings under a new senior secured credit term facility in the amount of $174.5 million including debt issuance costs of $4.5 million and original issuance discount of $2.0 million. The term of the new facility is five years. Borrowings from a first tranche of $99.5 million bears interest at LIBOR plus a margin of 4.10% for the first year, and borrowings from a second tranche of $75.0 million bears interest at LIBOR plus 4.25%.

(h)　Reflects the release of $11.6 million of cash previously restricted to fund the debt service reserve.

(i)　Reflects the write-off of the remaining debt issuance costs, net of $3.6 million and the recording of debt issuance costs in the amount of $4.5 million related to the new senior secured credit facility.

(j)　Reflects the repayment of our Predecessor's prior senior secured credit facilities in the amount of $88.3 million and the write-off of the associated $1.6 million of original issue discount. Includes proceeds from borrowings under the new senior secured credit facility in the amount of $174.5 million, less an original issue discount of $2.0 million.

(k)　Reflects the additional depreciation and amortization expense related to the Green Circle property, plant and equipment and intangible assets contributed to the Partnership.

(l)　Reflects the removal of acquisition-related compensation plan settlements.

(m)　Reflects the elimination of interest expense related to debt which was paid in full at the time of our sponsor's acquisition of Green Circle.

(n)　Reflects the elimination of income tax expense incurred by Green Circle as Enviva Pellets Cottondale, LLC, which was converted to a limited liability company.

(o)　Reflects the elimination of expenses of Enviva Pellets Southampton, LLC as a result of the conveyance to our sponsor and reflects fixed price wood pellet purchases of $74.8 million for the year ended December 31, 2014 from the Southampton plant under the terms of a Biomass Purchase Agreement with the Hancock JV. The wood pellets purchased will service the Partnership's existing off-take contracts through May 2016. The price of wood pellets purchased is fixed on a per unit basis during the term of the purchase agreement.

(p)　Reflects the impact of removing interest expense and amortization of debt issuance costs related to our Predecessor's prior credit agreement and the addition of interest expense, commitment fees and amortization of debt issuance costs related to the new senior secured credit facility.

(q)　Reflects the elimination of the income statement effect of the debt facility terminated and replaced as a part of the transaction.

(r) Reflects the estimated net proceeds of $185.5 million from the issuance of 10,000,000 common units at an assumed public offering price of $20.00 per common unit. Reflects the repayment of a loan for the acquisition of Green Circle. Represents a cash distribution to our sponsor of $144.5 million. Also represents a distribution to our sponsor of our Predecessor's existing accounts receivable at the time of the closing of the credit facility.

(s) Reflects adjustments to Partners' Capital, as follows:

	December 31, 2014
	(in millions)
Gross proceeds from initial public offering	$ 200.0
Distribution to parent	(167.1)
Underwriting discounts and fees	(13.5)
Expenses and costs of initial public offering	(1.0)
Deferred issuance costs	(4.0)
Partners' capital pro forma adjustment	$ 14.4

(3) Pro Forma Net Income per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the limited partners by the number of common units and subordinated units expected to be outstanding following the offering. For purposes of this calculation, management assumed the aggregate number of common units were 11,905,138 and subordinated units were 11,905,138.

If the underwriters exercise their option to purchase additional common units in full, the total number of common units outstanding on a pro forma basis will not change. If the incentive distribution rights to be issued by the Partnership to affiliates of our sponsor had been outstanding from January 1, 2014, then based on the amount of unaudited pro forma net income for the year ended December 31, 2014, no distribution in respect of the incentive distribution rights would have been made. Accordingly, no effect has been given to the incentive distribution rights in computing unaudited pro forma earnings per common unit for the year ended December 31, 2014.

All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net income per unit are equivalent because there will be no dilutive units at the date of the closing of the offering.

"Expansion Capital Expenditures" means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"Final Subordinated Units" is defined in Section 6.1(d)(x)(A).

"First Liquidation Target Amount" is defined in Section 6.1(c)(i)(D).

"First Target Distribution" means $0.4744 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

"Fully Diluted Weighted Average Basis" means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided*, *however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided*, *further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

"General Partner" means Enviva Partners GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

"General Partner Interest" means the management and ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

"Good Faith" means, with respect to any determination, action or omission, of any Person, board or committee, that such determination, action or omission was not taken in Bad Faith.

Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an "Indemnitee" for purposes of this Agreement because such Person's service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group's business and affairs.

"*Ineligible Holder*" is defined in Section 4.8(c).

"*Initial Common Units*" means the Common Units sold in the Initial Offering.

"*Initial Contribution Agreement*" means that certain Contribution Agreement, dated as of April 9, 2015, among the Partnership, Enviva Holdings, LP, the Organizational Limited Partner, Enviva, LP and Enviva Cottondale Acquisition I, LLC, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

"*Initial Limited Partners*" means the Organizational Limited Partner (with respect to the Common Units and Subordinated Units received by it as described in Section 5.2), Enviva Cottondale Acquisition I, LLC (with respect to the Common Units received by it as described in Section 5.2), the General Partner (with respect to the Incentive Distribution Rights received by it as described in Section 5.1) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1(a).

"*Initial Offering*" means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any offer and sale of Common Units pursuant to the exercise of the Over-Allotment Option.

"*Initial Unit Price*" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

"*Interim Capital Transactions*" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, including sales of debt securities and other incurrences of indebtedness for borrowed money, by any Group Member, other than Working Capital Borrowings; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the Underwriting Agreement) and (c) sales or other dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

"*Investment Capital Expenditures*" means capital expenditures other than Maintenance Capital Expenditures and Expansion Capital Expenditures.

"*Liability*" means any liability or obligation of any nature, whether accrued, contingent or otherwise.

"*Limited Partner*" means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as a limited partner of the Partnership.

"*Limited Partner Interest*" means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein (but excluding Derivative Instruments), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner hereunder.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"*Liquidation Gain*" is defined in the definition of Net Termination Gain.

"*Liquidation Loss*" is defined in the definition of Net Termination Loss.

"*Liquidator*" means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"*LTIP*" means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(c).

"*Maintenance Capital Expenditures*" means cash expenditures (including expenditures for the replacement, improvement or expansion of the assets owned by any Group Member or for the acquisition of existing, or the construction or development of new, assets) made to maintain the long-term operating capacity or net income of the Partnership Group.

"*Merger Agreement*" is defined in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.4125 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.6(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"*Net Income*" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

"*Nonrecourse Deductions*" means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

"*Nonrecourse Liability*" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

"*Notice of Election to Purchase*" is defined in Section 15.1(b).

"*Operating Expenditures*" means all Partnership Group cash expenditures (or the Partnership's proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, interest and principal payments on indebtedness and capital expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners or (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $39.3 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its scheduled settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, (iii) the amount of cash distributions paid in respect of Construction Equity (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period and (iv) an amount equal to the net proceeds of the Initial Offering and borrowings prior to the Initial Offering retained for general partnership purposes, up to the amount of accounts receivable of the Partnership Group distributed prior to the closing of the Initial Offering, as described in the Registration Statement, less such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

"*Revaluation Event*" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.6(d).

"*Revaluation Gain*" is defined in the definition of Net Termination Gain.

"*Revaluation Loss*" is defined in the definition of Net Termination Loss.

"*Sale Gain*" is defined in the definition of Net Termination Gain.

"*Sale Loss*" is defined in the definition of Net Termination Loss.

"*Second Liquidation Target Amount*" is defined in Section 6.1(c)(i)(E).

"*Second Target Distribution*" means $0.5156 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

"*Share of Additional Book Basis Derivative Items*" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

"*Special Approval*" means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

"*Subordinated Unit*" means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"*Subordination Period*" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending March 31, 2018, in respect of which (i) (A) aggregate distributions from

Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all such Outstanding Common Units, Subordinated Units and other Outstanding Units in each respective period and (B) the Adjusted Operating Surplus for each of such periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during each such period on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; and

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four-Quarter period immediately preceding such Business Day, equaled or exceeded 150% of the Minimum Quarterly Distribution on all such Outstanding Common Units, Subordinated Units and other Outstanding Units and (B) the Adjusted Operating Surplus for such period equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Surviving Business Entity*" is defined in Section 14.2(b)(ii).

"*Target Distribution*" means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Third Target Distribution*" means $0.6188 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.12, Section 6.6 and Section 6.9.

"*Trading Day*" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

"*transfer*" is defined in Section 4.4(a).

the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, *provided* the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 *Organizational Contributions*. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted as a Limited Partner of the Partnership.

Section 5.2 *Contributions by the General Partner and its Affiliates*. On April 9, 2015 and pursuant to the Initial Contribution Agreement, the Organizational Limited Partner contributed to the Partnership, as a Capital Contribution, the limited liability company interests in Enviva and Enviva GP (each as defined in the Initial Contribution Agreement) in exchange for a Limited Partner Interest. On the Closing Date and pursuant to the Contribution Agreement, the General Partner shall be issued the Incentive Distribution Rights. On April 9, 2015 and pursuant to the Initial Contribution Agreement, Enviva Cottondale Acquisition I, LLC contributed to the Partnership, as a Capital Contribution, the limited liability company interest in Enviva Cottondale Acquisition II, LLC in exchange for a Limited Partner Interest.

Section 5.3 *Recapitalization by the Partnership*. On the Closing Date, the Partnership recapitalized the outstanding Limited Partner Interests into   Common Units and Subordinated Units.

Section 5.4 *Contributions by Initial Limited Partners*.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Over-Allotment Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or Section 11.1(a)(vi)(A), (B), or (C) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Eastern Time, on March 31, 2025, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; *provided*, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("***Withdrawal Opinion of Counsel***") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Eastern Time, on March 31, 2025, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 *Removal of the General Partner*. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units, voting as a class, and a majority of the Outstanding Subordinated Units, voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of

operating surplus: We define operating surplus as:

- $39.3 million; plus

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of; plus

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of; plus

- an amount equal to the net proceeds from this offering and borrowings prior to this offering that are retained for general partnership purposes, up to the amount of accounts receivable distributed to our sponsor prior to the closing of this offering; less

- all of our operating expenditures after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred; less

- any loss realized on disposition of an investment capital expenditure.

particulates: tiny pieces of solid or liquid matter associated with the earth's atmosphere.

PCAOB: Public Company Accounting Oversight Board.

peak load demand: describes a period in which electrical power is expected to be provided for a sustained period at a significantly higher than average supply level.

pulpwood: material traditionally used in pulp and paper industries, including roundwood and wood residues.

PV: photovoltaic system, an arrangement of components that directly converts solar energy into electricity using a PV cell; this is a semiconductor device that converts solar energy into electricity.

quay: a concrete, stone or metal platform lying alongside or projecting into water for loading and unloading ships.

ramp or ramp-up: a period of time of increasing production following the startup of a plant or completion of a project.

residues: wood fiber byproducts from either timber harvests or sawmilling and/or wood operations.

rolling stock: vehicles operated on a railroad.

roundwood: wood fiber in the form of thinnings from forest management operations, tops and branches from saw logs or other low-grade wood in non-chip, non-sawdust form.

Schedule K-1: an income tax document used to report the incomes, losses and dividends of a business' partners and prepared for each partner individually.

slash: branches and small trees up to eight centimeters in diameter.

stumpage: the price paid to the underlying timber resource owner for the raw material.

subordination period: The subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending March 31, 2018, if each of the following has occurred:

- distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending March 31, 2016, if each of the following has occurred:

- distributions from operating surplus exceeded $2.4750 (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

- the "adjusted operating surplus" generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.4750 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause, the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner.

Sustainable Forestry Initiative: a "forest certification standard" and program of SFI Inc., a non-profit organization. The Sustainable Forestry Initiative is the world's largest single forest certification standard by area.

throughput: the movement of inputs and outputs through a production process.

TWh: terawatt hour.

utility-grade wood pellets: wood pellets meeting minimum requirements generally specified by industrial consumers and produced and sold in sufficient quantities to satisfy industrial-scale consumption.

weighted average remaining term: the average of the remaining terms of our customer contracts, with each agreement weighted by the amount of product to be delivered each year under such agreement.



Enviva Partners, LP

**10,000,000 Common Units
Representing Limited Partner Interests**

Prospectus
, 2015

Barclays
Goldman, Sachs & Co.
RBC Capital Markets
Citigroup

J.P. Morgan
Raymond James
U.S. Capital Advisors

Through and including   , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$ 28,062
FINRA filing fee	30,500
Printing expenses	600,000
Fees and expenses of legal counsel	2,400,000
Accounting fees and expenses	2,100,000
Transfer agent and registrar fees	4,500
New York Stock Exchange listing fee	125,000
Miscellaneous	161,938
Total	5,500,000

* To be completed by amendment

ITEM 14. INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Enviva Holdings, LP and our general partner, their officers and directors, and any person who controls Enviva Holdings, LP and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On November 12, 2013, in connection with the formation of Enviva Partners, LP, we issued (i) the non-economic general partner interest in us to Enviva Partners GP, LLC and (ii) the 100.0% limited partner interest in us to Enviva Holdings, LP for $1,000.00. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16. EXHIBITS.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.